UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Tetsuya Kubo
Name: Tetsuya Kubo
Title: Representative Director

Date: January 30, 2012

This document contains a financial review of our financial condition and results of operations for the six months ended September 30, 2011.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. and its management with respect to Sumitomo Mitsui Financial Group, Inc.’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; Sumitomo Mitsui Financial Group, Inc.’s ability to successfully implement its business and capital strategy; the success of our business alliances, including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; and declines in the value of Sumitomo Mitsui Financial Group, Inc.’s securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Sumitomo Mitsui Financial Group, Inc. undertakes no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure documents such as our annual report or the registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as our earnings press release, for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.

FINANCIAL REVIEW

Sumitomo Mitsui Financial Group, Inc. (“we,” “us,” “our” or “SMFG”) is a holding company that directly owns 100% of the issued and outstanding shares of Sumitomo Mitsui Banking Corporation (“SMBC” or “the Bank”), one of the largest commercial banks in Japan. In addition to SMBC, our subsidiaries in our commercial banking business include Kansai Urban Banking Corporation, THE MINATO BANK, LTD. (“The Minato Bank”), Sumitomo Mitsui Banking Corporation Europe Limited and Sumitomo Mitsui Banking Corporation (China) Limited. Our subsidiaries also include SMBC Nikko Securities Inc. and SMBC Friend Securities Co., Ltd. in our securities business; Sumitomo Mitsui Finance and Leasing Company, Limited in our leasing business; and Sumitomo Mitsui Card Company, Limited and Cedyna Financial Corporation (“Cedyna”) in our credit card services business. References to the “Group” are to us and our subsidiaries and affiliates taken as a whole. In addition, “SMBC” and the “Bank” refer not only to Sumitomo Mitsui Banking Corporation but also to Sumitomo Mitsui Banking Corporation and its consolidated subsidiaries taken as a whole, depending on the context.

RECENT DEVELOPMENTS

Operating Environment

Our financial condition and results of operations are significantly affected by various economic factors and conditions in Japan and foreign countries.

The Japanese economy contracted due to a combination of supply chain disruptions, electricity shortages and the consequential slowdown in exports in the aftermath of the Great East Japan Earthquake, which occurred in March 2011, and collateral events. It has gradually recovered as efforts to restore supply chains and make up for the lost output from the earthquake and collateral events have taken hold. However, the persistent strength of the Japanese yen against currencies such as the U.S. dollar coupled with slowing overseas growth has caused concerns over the sustained recoverability of the Japanese economy.

In Japanese financial and capital markets, long-term interest rates declined to 1.032% at September 30, 2011, from the 1.2% range at March 31, 2011, following the downward trend in the U.S. long-term interest rates. The Nikkei 225 Index decreased from ¥9,708.39 at April 1, 2011 to ¥8,700.29 at September 30, 2011, reflecting the turmoil in global financial markets and concerns regarding the slowdown of the global economy. It fell below ¥8,500 several times in September 2011 and thereafter. The Japanese yen has generally continued to appreciate against both the U.S. dollar and the euro for the six months ended September 30, 2011. Furthermore, the Japanese yen reached an all-time peak of the 75 yen level against the U.S. dollar and rose above the 100 yen level against the euro in December 2011 for the first time in ten years.

The employment situation in Japan still remains weak partly due to the earthquake. However, there have been some visible signs of improvements, and in August and September 2011 the unemployment rate fell for two straight months. Private consumption has leveled off after it had gradually recovered following the earthquake.

Between April 2011 and October 2011, there were approximately 6,600 corporate bankruptcies in Japan, a decrease of 1.2% from the same period in the previous year, involving approximately ¥2.0 trillion in total liabilities, a decrease of 35.6% from the same period in the previous year, according to Teikoku Databank, a Japanese research institution.

The global economy as a whole continued to grow for the six months ended September 30, 2011. However, this growth may be at risk due to the growing concerns regarding the sovereign debt crisis of European countries and the economic slowdown caused by tightened monetary policies in the emerging countries.

Although EU leaders have agreed at the European Council on enhanced fiscal monitoring measures, financial stability mechanism and other measures on December 9, 2011, it is uncertain when and to what extent those measures will be approved by each Member State of the EU, how such measures will be implemented and whether they will be effective, and the yield of sovereign bonds in some European countries remains at relatively high levels.

In relation to the earthquake, the Government of Japan has laid out a compensation scheme for nuclear damages and in September 2011 established the Nuclear Damage Compensation Facilitation Corporation. The scheme provides financial support to people affected by the nuclear accidents and provides support to electric power utilities subject to claims for consequential losses associated with nuclear accidents, which is expected to contribute to the stability of their operations.

The Government of Japan has also been making efforts to revitalize Japan. The third supplementary budget for the fiscal year ending March 31, 2012, which is mainly intended to promote recovery and reconstruction from the earthquake and nuclear damages, was enacted on December 2, 2011. Although the budget, as approved, includes special tax measures for funding the restoration from the earthquake, the statutory corporation tax rate will be reduced pursuant to an amendment to the Corporation Tax Law. For detailed information on effects of the corporation tax rate changes on us, see the section “Changes in Japanese Corporation Tax Rates” in Note 22 “Events after the Statement of Financial Position Date” to our consolidated financial statements.

Regulatory Environment

We expect that our financial condition and operating results will be significantly affected by regulatory environment.

To address perceived weaknesses in financial regulation revealed by the global financial crisis, regulatory authorities in Japan and abroad are taking significant steps to enhance regulation of the financial sector. The Basel Committee on Banking Supervision, or BCBS, and other international bodies are leading efforts to formulate enhanced regulations, including in the area of capital adequacy and liquidity. The BCBS published the Basel III rules text in December 2010 reflecting agreement on global regulatory standards on capital adequacy, leverage and liquidity of internationally active banks.

On November 4, 2011, the Financial Stability Board released its list of 29 banks which are global systemically important financial institutions, or G-SIFIs, and this included us. Because we have been identified as a G-SIFI, we are subject, among other things, to the requirements of the Financial Stability Board. In particular, the Financial Stability Board has called for G-SIFIs, by the end of 2012, to have in place a recovery and resolution plan, including a group resolution plan, containing various specified elements, to be subject to regular resolvability assessments and to be the subject of institution-specific cross-border cooperation agreements among regulators in the various jurisdictions in which G-SIFIs operate.

The Financial Stability Board will revise and update its list of G-SIFIs on an annual basis. G-SIFIs included on the list in November 2014 and thereafter that are banks will be subject to requirements for additional loss-absorption capacity above the Basel III minimum that will be phased in from January 2016 with full implementation by January 2019. If in November 2014 we are identified as a G-SIFI, we will be required to maintain additional loss absorbency requirements above the requirement of Common Equity Tier I as defined by the Basel III framework, which is 7% including the capital conservation buffer. The additional loss absorbency requirements will range from 1% to 2.5% depending upon our systemic importance with an empty bucket of 3.5% Common Equity Tier I as a means to discourage banks from becoming even more systemically important, as determined by the Financial Stability Board in accordance with the methodology issued by the BCBS in November 2011.

In the United States, the National Defense Authorization Act for Fiscal Year 2012, which was signed by the President on December 31, 2011, requires the President to prohibit, beginning February 29, 2012, the opening or maintenance in the United States of correspondent or payable-through accounts by non-U.S. financial institutions determined to have knowingly conducted or facilitated any “significant” financial transaction with the Central Bank of Iran and other Iranian financial institutions designated for sanctions under the International Emergency Economic Powers Act, or IEEPA. The new law further requires that the President use his IEEPA authorities to impose blocking sanctions on all Iranian financial institutions. The manner in which the law will be applied remains unclear, and we cannot yet predict the impact that the law’s restrictions will have on our business.

Developments Related to Our Business

Changes in principal subsidiaries and associates

In order to reinforce and promptly enhance the earnings generation capacity of the Group’s consumer finance business, and to effectively achieve the expansion of the Group’s consumer finance business centered on Promise Co., Ltd., or Promise, on September 30, 2011, we, the Bank and Promise announced the resolution of the basic policy of making Promise our wholly owned subsidiary around April 2012. Promise, formerly our equity-method associate, will become our wholly owned subsidiary through a multi-step process including a tender offer by the Bank, our subscription to a third-party allotment of new shares of Promise common stock and a share exchange between Promise and us.

On December 7, 2011, the Bank purchased 91,020,096 shares of Promise common stock for an aggregate consideration of ¥71 billion pursuant to the tender offer, which increased our shares of issued Promise common stock to 88.2%. As a result, Promise became our consolidated subsidiary. Following the tender offer, on December 26, 2011, Promise completed a third-party allotment under which we subscribed for newly issued shares of Promise common stock for ¥120 billion. We and the Bank held approximately 95.6% of the issued shares of Promise common stock after the subscription. On December 21, 2011, we and Promise entered into a share exchange agreement under which we will conduct a share exchange for the shares of Promise common stock which we do not own, using an exchange ratio of 0.36 share of our common stock for each share of Promise, in order to make Promise our wholly owned subsidiary upon the completion of the share exchange on April 1, 2012.

The increase in risk-weighted assets associated with the consolidation of Promise negatively affects our capital ratios. In addition, we increased our direct exposure to the consumer finance business and risks associated with changes in consumer finance industry regulations and claims for refunds of so-called “gray zone” interest on loans in excess of the maximum rate prescribed by the Interest Rate Restriction Act (ranging from 15% to 20%) up to the 29.2% maximum rate permitted under the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates; charging gray zone interest on loans has been prohibited by amendment to the relevant regulations. Claims for refunds of gray zone interest on loans have increased substantially as a result of unfavorable court decisions for consumer finance companies. Although Promise has recorded a provision for such claims, it may be required to record additional provisions if the provision is proved to be insufficient. Furthermore, we may be required to recognize significant impairment losses on goodwill recorded in connection with the consolidation of Promise, if we are unable to achieve anticipated benefits from making Promise our wholly owned subsidiary.

OPERATING RESULTS AND FINANCIAL CONDITION

Executive Summary

Our net profit decreased by ¥130,604 million from ¥452,425 million for the six months ended September 30, 2010 to ¥321,821 million for the six months ended September 30, 2011. Total operating income decreased by ¥114,127 million from ¥1,581,822 million for the six months ended September 30, 2010 to ¥1,467,695 million for the six months ended September 30, 2011, due primarily to a decrease in net trading income. Operating expenses increased by ¥37,867 million from ¥721,903 million for the six months ended September 30, 2010 to ¥759,770 million for the six months ended September 30, 2011, due to an increase in general and administrative expenses.

Our total assets decreased by ¥4,482,701 million from ¥136,470,927 million at March 31, 2011 to ¥131,988,226 million at September 30, 2011, due primarily to a decrease in investment securities. The decrease was partially offset by an increase in loans and advances from ¥71,020,329 million at March 31, 2011 to ¥72,586,614 million at September 30, 2011, due mainly to an increase in loans and advances to the Government of Japan and our foreign customers.

Our total liabilities decreased by ¥4,360,628 million from ¥128,919,722 million at March 31, 2011 to ¥124,559,094 million at September 30, 2011, due primarily to a decrease in repurchase agreements and cash collateral on securities lent.

Our total equity decreased by ¥122,073 million from ¥7,551,205 million at March 31, 2011 to ¥7,429,132 million at September 30, 2011, due primarily to a decrease in capital surplus resulting from our acquisition and cancellation of Type 6 preferred stock. The decrease was partially offset by an increase in retained earnings.

Operating Results

The following table presents information as to our income, expenses and net profit for the six months ended September 30, 2011 and 2010.

	For the six months ended September 30,
	2011	2010
	(In millions, except per share data)
Interest income	¥850,230	¥864,731
Interest expense	154,442	158,034

Net interest income	695,788	706,697

Fee and commission income	422,682	386,633
Fee and commission expense	71,212	71,000

Net fee and commission income	351,470	315,633

Net trading income	142,589	262,931
Net income from financial assets at fair value through profit or loss	22,947	9,689
Net investment income	160,745	184,915
Other income	94,156	101,957

Total operating income	1,467,695	1,581,822

Impairment charges on financial assets	132,094	138,506

Net operating income	1,335,601	1,443,316

General and administrative expenses	670,010	625,103
Other expenses	89,760	96,800

Operating expenses	759,770	721,903

Share of post-tax profit (loss) of associates and joint ventures	(38,332)	1,491

Profit before tax	537,499	722,904

Income tax expense	215,678	270,479

Net profit	¥321,821	¥452,425

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥261,221	¥390,732
Non-controlling interests	60,600	61,693

Earnings per share:
Basic	¥187.36	¥277.48
Diluted	187.34	277.36

Total operating income decreased by ¥114,127 million, or 7%, from ¥1,581,822 million for the six months ended September 30, 2010 to ¥1,467,695 million for the six months ended September 30, 2011. Although net fee and commission income increased by ¥35,837 million due mainly to an increase in fees from credit card and securities-related businesses, a decrease in net trading income by ¥120,342 million resulted in the decrease in total operating income from the six months ended September 30, 2010.

Net operating income, after deducting impairment charges on financial assets, decreased by ¥107,715 million from ¥1,443,316 million for the six months ended September 30, 2010 to ¥1,335,601 million for the six months ended September 30, 2011, reflecting a decrease in total operating income described above.

Net profit, after deducting general and administrative expenses, other expenses, share of post-tax profit (loss) of associates and joint ventures and income tax expense, decreased by ¥130,604 million from ¥452,425 million for the six months ended September 30, 2010 to ¥321,821 million for the six months ended September 30, 2011 as a result of a decrease in net operating income described above and an increase in general and administrative expenses due mainly to the inclusion of the six-month results of Cedyna, which became our subsidiary in May 2010, and the expansion of businesses including overseas operations.

Net Interest Income

The following table shows the average balances of our statement of financial position items, related interest income or expense, and average annualized interest rates for the six months ended September 30, 2011 and 2010.

	For the six months ended September 30,
	2011			2010
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Assets:
Interest-earning deposits with other banks:
Domestic offices	¥332,121	¥883	0.53%	¥307,807	¥593	0.39%
Foreign offices	3,229,424	12,830	0.79%	1,998,075	8,146	0.82%

Total	3,561,545	13,713	0.77%	2,305,882	8,739	0.76%

Call loans and bills bought:
Domestic offices	356,187	1,003	0.56%	403,245	1,258	0.62%
Foreign offices	692,751	5,146	1.49%	815,803	3,237	0.79%

Total	1,048,938	6,149	1.17%	1,219,048	4,495	0.74%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	4,000,076	4,675	0.23%	4,326,357	5,722	0.26%
Foreign offices	191,591	3,551	3.71%	41,691	729	3.50%

Total	4,191,667	8,226	0.39%	4,368,048	6,451	0.30%

Held-to-maturity investments(1):
Domestic offices	4,539,102	18,418	0.81%	3,490,012	16,099	0.92%

Total	4,539,102	18,418	0.81%	3,490,012	16,099	0.92%

Available-for-sale financial assets(1):
Domestic offices	22,955,463	51,320	0.45%	17,283,365	51,215	0.59%
Foreign offices	940,713	8,151	1.73%	1,194,072	8,958	1.50%

Total	23,896,176	59,471	0.50%	18,477,437	60,173	0.65%

Loans and advances(2):
Domestic offices	62,874,977	609,722	1.94%	64,148,357	650,465	2.03%
Foreign offices	10,217,701	134,531	2.63%	9,195,632	118,309	2.57%

Total	73,092,678	744,253	2.04%	73,343,989	768,774	2.10%

Total interest-earning assets:
Domestic offices	95,057,926	686,021	1.44%	89,959,143	725,352	1.61%
Foreign offices	15,272,180	164,209	2.15%	13,245,273	139,379	2.10%

Total	¥110,330,106	¥850,230	1.54%	¥103,204,416	¥864,731	1.68%

	For the six months ended September 30,
	2011			2010
	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Liabilities:
Deposits:
Domestic offices	¥69,369,980	¥33,079	0.10%	¥67,253,868	¥45,085	0.13%
Foreign offices	8,608,850	32,185	0.75%	8,224,461	26,010	0.63%

Total	77,978,830	65,264	0.17%	75,478,329	71,095	0.19%

Call money and bills sold:
Domestic offices	1,583,528	959	0.12%	1,809,291	1,279	0.14%
Foreign offices	306,338	865	0.56%	344,368	871	0.51%

Total	1,889,866	1,824	0.19%	2,153,659	2,150	0.20%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	5,124,313	4,963	0.19%	4,442,417	3,798	0.17%
Foreign offices	660,852	1,317	0.40%	597,729	732	0.24%

Total	5,785,165	6,280	0.22%	5,040,146	4,530	0.18%

Borrowings:
Domestic offices	11,112,043	33,291	0.60%	7,732,656	35,297	0.91%
Foreign offices	387,240	8,767	4.53%	394,724	7,704	3.90%

Total	11,499,283	42,058	0.73%	8,127,380	43,001	1.06%

Debt securities in issue:
Domestic offices	5,153,565	34,433	1.34%	4,737,984	32,505	1.37%
Foreign offices	601,757	4,206	1.40%	551,524	4,384	1.59%

Total	5,755,322	38,639	1.34%	5,289,508	36,889	1.39%

Other interest-bearing liabilities:
Domestic offices	77,238	370	0.96%	68,982	335	0.97%
Foreign offices	1,780	7	0.79%	2,777	34	2.45%

Total	79,018	377	0.95%	71,759	369	1.03%

Total interest-bearing liabilities:
Domestic offices	92,420,667	107,095	0.23%	86,045,198	118,299	0.27%
Foreign offices	10,566,817	47,347	0.90%	10,115,583	39,735	0.79%

Total	¥102,987,484	154,442	0.30%	¥96,160,781	158,034	0.33%

Net interest income and interest rate spread		¥695,788	1.24%		¥706,697	1.35%

(1)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.
(3)	Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

The following table shows changes in our net interest income based on changes in volume and changes in rate for the six months ended September 30, 2011 compared to the six months ended September 30, 2010.

	Six months ended September 30, 2011 compared to six months ended September 30, 2010 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥50	¥240	¥290
Foreign offices	4,871	(187)	4,684

Total	4,921	53	4,974

Call loans and bills bought:
Domestic offices	(139)	(116)	(255)
Foreign offices	(551)	2,460	1,909

Total	(690)	2,344	1,654

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	(411)	(636)	(1,047)
Foreign offices	2,778	44	2,822

Total	2,367	(592)	1,775

Held-to-maturity investments:
Domestic offices	4,419	(2,100)	2,319

Total	4,419	(2,100)	2,319

Available-for-sale financial assets:
Domestic offices	14,474	(14,369)	105
Foreign offices	(2,070)	1,263	(807)

Total	12,404	(13,106)	(702)

Loans and advances:
Domestic offices	(12,736)	(28,007)	(40,743)
Foreign offices	13,392	2,830	16,222

Total	656	(25,177)	(24,521)

Total interest income:
Domestic offices	5,657	(44,988)	(39,331)
Foreign offices	18,420	6,410	24,830

Total	¥24,077	¥(38,578)	¥(14,501)

	Six months ended September 30, 2011 compared to six months ended September 30, 2010 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥1,379	¥(13,385)	¥(12,006)
Foreign offices	1,261	4,914	6,175

Total	2,640	(8,471)	(5,831)

Call money and bills sold:
Domestic offices	(149)	(171)	(320)
Foreign offices	(101)	95	(6)

Total	(250)	(76)	(326)

Repurchase agreements and cash collateral on securities lent:
Domestic offices	621	544	1,165
Foreign offices	84	501	585

Total	705	1,045	1,750

Borrowings:
Domestic offices	12,462	(14,468)	(2,006)
Foreign offices	(149)	1,212	1,063

Total	12,313	(13,256)	(943)

Debt securities in issue:
Domestic offices	2,798	(870)	1,928
Foreign offices	379	(557)	(178)

Total	3,177	(1,427)	1,750

Other interest-bearing liabilities:
Domestic offices	40	(5)	35
Foreign offices	(9)	(18)	(27)

Total	31	(23)	8

Total interest expense:
Domestic offices	17,151	(28,355)	(11,204)
Foreign offices	1,465	6,147	7,612

Total	18,616	(22,208)	(3,592)

Net interest income:
Domestic offices	(11,494)	(16,633)	(28,127)
Foreign offices	16,955	263	17,218

Total	¥5,461	¥(16,370)	¥(10,909)

Interest Income

Our interest income decreased by ¥14,501 million, or 2%, from ¥864,731 million for the six months ended September 30, 2010 to ¥850,230 million for the six months ended September 30, 2011. This decrease principally reflected a decrease in interest income on loans and advances. Our interest income on loans and advances decreased by ¥24,521 million, or 3%, from ¥768,774 million for the six months ended September 30, 2010 to ¥744,253 million for the six months ended September 30, 2011. The decrease was due to a decrease in interest income on loans and advances in domestic offices reflecting lower balances of domestic loans and advances and a decline in domestic market interest rates, despite an increase in interest income on loans and advances in foreign offices. The interest income on interest-earning deposits with other banks increased by ¥4,974 million, or 57%, from ¥8,739 million for the six months ended September 30, 2010 to ¥13,713 million for the six months ended September 30, 2011.

Interest Expense

Our interest expense decreased by ¥3,592 million, or 2%, from ¥158,034 million for the six months ended September 30, 2010 to ¥154,442 million for the six months ended September 30, 2011, due primarily to a decrease in interest expense on deposits. Our interest expense on deposits decreased by ¥5,831 million, or 8%, from ¥71,095 million for the six months ended September 30, 2010 to ¥65,264 million for the six months ended September 30, 2011, due primarily to a decline in domestic market interest rates.

Net Interest Income

Our net interest income decreased by ¥10,909 million, or 2%, from ¥706,697 million for the six months ended September 30, 2010 to ¥695,788 million for the six months ended September 30, 2011. The decrease in our net interest income was due primarily to a decrease in interest income on loans and advances, despite a decrease in interest expense on deposits.

Net Fee and Commission Income

The following table sets forth a breakdown of our net fee and commission income for the six months ended September 30, 2011 and 2010.

	For the six months ended September 30,
	2011	2010
	(In millions)
Fee and commission income from:
Loan transactions	¥35,730	¥33,341
Credit card business	99,144	81,945
Guarantees	18,051	12,478
Securities-related business	38,954	28,008
Deposits	8,001	8,221
Remittances and transfers	62,904	63,619
Safe deposits	3,402	3,504
Trust fees	501	1,053
Investment trust sales	80,149	81,245
Agency	9,395	8,765
Others	66,451	64,454

Total fee and commission income	422,682	386,633

Fee and commission expense from:
Remittances and transfers	16,037	17,156
Guarantees	11,399	10,702
Others	43,776	43,142

Total fee and commission expense	71,212	71,000

Net fee and commission income	¥351,470	¥315,633

Fee and commission income increased by ¥36,049 million, or 9%, from ¥386,633 million for the six months ended September 30, 2010 to ¥422,682 million for the six months ended September 30, 2011. Primary sources of fee and commission income are fees obtained through our credit card business, investment trust sales commissions, remittance and transfer fees, fees obtained through securities-related business, and commissions in relation to loan transactions. Fees from the credit card business increased due primarily to the inclusion of the six-month results of Cedyna, which became our subsidiary in May 2010. Fees from the securities-related business also increased for the current period.

Fee and commission expense was ¥71,212 million for the six months ended September 30, 2011, a slight increase from ¥71,000 million for the six months ended September 30, 2010.

As a result, net fee and commission income increased by ¥35,837 million, or 11%, from ¥315,633 million for the six months ended September 30, 2010 to ¥351,470 million for the six months ended September 30, 2011.

Net Income from Trading, Financial Assets at Fair Value Through Profit or Loss and Investment Securities

The following table sets forth our net income from trading, financial assets at fair value through profit or loss and investment securities for the six months ended September 30, 2011 and 2010.

	For the six months ended September 30,
	2011	2010
	(In millions)
Net trading income:
Interest rate	¥68,986	¥205,713
Foreign exchange	81,176	54,706
Equity	2,241	11,952
Credit	(10,036)	(9,216)
Others	222	(224)

Total net trading income	¥142,589	¥262,931

Net income from financial assets at fair value through profit or loss:
Net income from debt instruments	¥23,639	¥7,670
Net income (loss) from equity instruments	(692)	2,019

Total net income from financial assets at fair value through profit or loss	¥22,947	¥9,689

Net investment income:
Net gain from disposal of debt instruments	¥115,006	¥146,847
Net gain from disposal of equity instruments	8,793	4,201
Dividend income	36,946	33,867

Total net investment income	¥160,745	¥184,915

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, decreased by ¥120,342 million from ¥262,931 million for the six months ended September 30, 2010 to ¥142,589 million for the six months ended September 30, 2011. This decrease was due primarily to a decrease in net trading income related to interest rate derivatives.

Net income from financial assets at fair value through profit or loss increased by ¥13,258 million from ¥9,689 million for the six months ended September 30, 2010 to ¥22,947 million for the six months ended September 30, 2011 due primarily to an increase in fair value gains on debt instruments.

Net investment income for the six months ended September 30, 2011 decreased by ¥24,170 million from ¥184,915 million for the six months ended September 30, 2010, but reached ¥160,745 million due mainly to the sales of bonds through our timely response to declining interest rates in both domestic and overseas markets.

The total of net trading income, net income from financial assets at fair value through profit or loss and net investment income decreased by ¥131,254 million from ¥457,535 million for the six months ended September 30, 2010 to ¥326,281 million for the six months ended September 30, 2011. This decrease is mainly due to a decrease in net trading income.

Other Income

The following table sets forth our other income for the six months ended September 30, 2011 and 2010.

	For the six months ended September 30,
	2011	2010
	(In millions)
Income from operating leases	¥35,600	¥28,824
Gains on disposal of assets leased	3,983	3,922
Income related to IT solution services	18,288	21,840
Gains on disposal of property, plant and equipment and other intangible assets	2,245	8
Reversal of impairment losses of investments in associates and joint ventures	12,393	7,788
Gains on step acquisition of subsidiaries	—	16,404
Others	21,647	23,171

Total other income	¥94,156	¥101,957

Other income decreased by ¥7,801 million, or 8%, from ¥101,957 million for the six months ended September 30, 2010 to ¥94,156 million for the six months ended September 30, 2011. Other income for the six months ended September 30, 2010 included gains on step acquisition of Cedyna and other subsidiaries. Without the effect of these gains, other income for the current period increased due primarily to an increase in income from operating leases and reversal of impairment losses of investments in associates.

Impairment Charges on Financial Assets

The following table sets forth our impairment charges on financial assets for the six months ended September 30, 2011 and 2010.

	For the six months ended September 30,
	2011	2010
	(In millions)
Loans and advances	¥9,135	¥66,879
Available-for-sale financial assets	122,959	71,627

Total impairment charges on financial assets	¥132,094	¥138,506

Our impairment charges on financial assets consist of losses relating to loans and advances and available-for-sale financial assets. Impairment charges for loans and advances decreased by ¥57,744 million from ¥66,879 million for the six months ended September 30, 2010 to ¥9,135 million for the six months ended September 30, 2011. This decrease was due primarily to the continued growth of the global economy as a whole and the return of the Japanese economy to the gradual recovery trend which had been interrupted by the occurrence of the Great East Japan Earthquake, as well as our consistent implementation of consultative actions tailored to our borrowers’ businesses and financial condition. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

Impairment charges on available-for-sale financial assets increased by ¥51,332 million from ¥71,627 million for the six months ended September 30, 2010 to ¥122,959 million for the six months ended

September 30, 2011. Almost all of the impairment charges for the six months ended September 30, 2011 were incurred from domestic equity instruments. The background of the increase in impairment charges on available-for-sale equity instruments included the growing concerns regarding the slowdown of the global economy and the strengthening yen, both of which have an adverse impact on many Japanese corporations that rely highly on exports, as well as the effect of the earthquake. For detailed information on our available-for-sale equity instruments, see “—Financial Condition—Investment Securities.”

In determining the amount of impairment charges, we consider whether there is objective evidence of impairment as a result of loss events, such as any significant financial difficulty of issuers. Our assessments of issuers are focused by industry and geographical area taking into consideration the adverse impact of any specific issues including significant changes in the technological, market, economic or legal environment of the issuer indicating that the cost of our investment may not be recovered. Additionally, in the case of available-for-sale equity instruments, we consider a significant or prolonged decline in the fair value of the equity instruments below their cost.

General and Administrative Expenses

The following table sets forth a breakdown of our general and administrative expenses for the six months ended September 30, 2011 and 2010.

	For the six months ended September 30,
	2011	2010
	(In millions)
Personnel expenses	¥306,341	¥286,139
Depreciation and amortization	59,601	55,935
Rent and lease expenses	51,296	47,396
Building and maintenance expenses	3,353	2,901
Supplies expenses	6,900	7,186
Communication expenses	16,941	15,523
Publicity and advertising expenses	17,230	17,531
Taxes and dues	29,000	28,552
Outsourcing expenses	42,007	36,340
Premiums for deposit insurance	29,672	28,673
Office equipment expenses	14,673	13,127
Others	92,996	85,800

Total general and administrative expenses	¥670,010	¥625,103

General and administrative expenses increased by ¥44,907 million, or 7%, from ¥625,103 million for the six months ended September 30, 2010 to ¥670,010 million for the six months ended September 30, 2011, due mainly to the inclusion of the six-month results of Cedyna, which became our subsidiary in May 2010, and the expansion of businesses including overseas operations.

Other Expenses

The following table sets forth our other expenses for the six months ended September 30, 2011 and 2010.

	For the six months ended September 30,
	2011	2010
	(In millions)
Cost of operating leases	¥23,440	¥16,537
Losses on disposal of assets leased	1,947	1,877
Cost related to IT solution services	47,493	49,815
Losses on disposal of property, plant and equipment and other intangible assets	2,709	1,534
Impairment losses of property, plant and equipment	1,515	1,371
Impairment losses of intangible assets	46	57
Losses on sale of investments in subsidiaries and associates	342	75
Impairment losses of investments in associates and joint ventures	2,489	16,884
Others	9,779	8,650

Total other expenses	¥89,760	¥96,800

Other expenses decreased by ¥7,040 million, or 7%, from ¥96,800 million for the six months ended September 30, 2010 to ¥89,760 million for the six months ended September 30, 2011, due primarily to a decrease of impairment losses of investments in associates, which was partially offset by an increase in cost of operating leases and losses on disposal of property, plant and equipment.

Share of Post-tax Profit (Loss) of Associates and Joint Ventures

Share of post-tax profit (loss) of associates and joint ventures decreased by ¥39,823 million from a profit of ¥1,491 million for the six months ended September 30, 2010 to a loss of ¥38,332 million for the six months ended September 30, 2011, due mainly to net loss of our consumer finance associate resulting from its increase in provision for interest repayment.

Income Tax Expense

Income tax expense decreased by ¥54,801 million from ¥270,479 million for the six months ended September 30, 2010 to ¥215,678 million for the six months ended September  30, 2011 due to a decrease of profit before tax.

Business Segment Analysis

Our business segment information is based on the internal reporting system utilized by our management to assess the performance of our business segments under Japanese GAAP. In addition to the Bank, which accounts for a major portion of our total assets and revenue, SMBC Nikko Securities and SMBC Friend Securities in the securities business, Sumitomo Mitsui Finance and Leasing in the leasing business, Sumitomo Mitsui Card and Cedyna in the credit card business and others, as our main subsidiaries, are covered in such business segment information. Since the Bank has a significant impact on our overall performance, it is divided into five business units by customer market. For the six months ended September 30, 2011, there were no material changes in the organizational structure which affected the composition of the business segments. Figures reported to management are prepared under Japanese GAAP. Consequently, the segment information does not agree to figures in the consolidated financial statements under IFRS.

Description of Business Segment

Commercial Banking

Our commercial banking business consists mainly of the Bank. Commercial banking other than the Bank includes local financial institutions, such as Kansai Urban Banking Corporation and The Minato Bank, as well as an internet bank, The Japan Net Bank, Limited, and foreign subsidiaries, such as Manufacturers Bank. The Bank has solid franchises in both corporate and consumer banking in Japan. The Bank provides an extensive range of consumer and corporate banking services in Japan and wholesale banking services overseas. The following describes the Bank’s five business units, broken down by customer market segments:

The Bank’s Consumer Banking Unit

The Bank’s Consumer Banking Unit provides financial services to consumers residing in Japan. It offers a wide array of financial services including, but not limited to, personal bank accounts, investment trusts, pension-type insurance products, life insurance products and housing loans.

The Bank’s Middle Market Banking Unit

The Bank’s Middle Market Banking Unit provides financial solutions to mid-sized companies and small and medium-sized enterprises, or SMEs. It offers customers lending, cash management, settlement, leasing, factoring, management information systems consulting, collection and investment banking services, some of which are offered in cooperation with our Group companies.

The Bank’s Corporate Banking Unit

The Bank’s Corporate Banking Unit provides a wide range of financing services such as loans, deposits and settlement services, targeting large Japanese corporations and listed companies. This unit provides financial products and services such as loan syndication, structured finance, commitment lines and non-recourse loans through the Bank’s Investment Banking Unit.

The Bank’s International Banking Unit

The Bank’s International Banking Unit mainly provides financial services to Japanese corporate customers expanding their businesses in overseas markets and to multinational companies developing their businesses in Japan. It offers a variety of services and products to its global clients, including, for example, trade finance, project finance, loan syndication, securitization, shipping finance, global cash management services and yen custody services.

The Bank’s Treasury Unit

The Bank’s Treasury Unit operates in the domestic and international money, foreign exchange, securities and derivatives markets to serve customer needs and the Bank’s own asset liability management requirements.

Securities

Our securities business mainly consists of SMBC Nikko Securities and SMBC Friend Securities. SMBC Nikko Securities is one of the largest securities companies in Japan and offers financial products, investment consultation and administration services to individual and corporate customers. SMBC Nikko Securities’s offerings include stocks, bonds, investment trusts and variable annuity insurance products. SMBC Friend Securities is a securities company that provides financial products focused mainly on retail customers residing in Japan.

Leasing

Our leasing business consists mainly of Sumitomo Mitsui Finance and Leasing, providing a wide range of leasing products.

Credit Card

Our credit card business consists mainly of Sumitomo Mitsui Card and Cedyna. Sumitomo Mitsui Card is a leading company in Japan’s credit card industry, having introduced the Visa brand into the Japanese market. It provides comprehensive credit card business, and offers a variety of settlement and finance services. Cedyna, which became our subsidiary in May 2010, also provides credit card business in the domestic market.

SMFG’s Others

Other major group companies are The Japan Research Institute, Promise and ORIX Credit Corporation. The Japan Research Institute designs and develops information services, provides outsourcing and consulting services in the fields of management innovation and information technology and conducts economic research. Promise provides consumer finance services, and guarantees consumer loans mainly made by the Bank. ORIX Credit Corporation provides consumer finance services and has a high market share among premium card loan providers.

Segmental Results of Operation

For the six months ended September 30, 2011:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥192.3	¥208.8	¥102.6	¥93.5	¥227.3	¥(5.0)	¥819.5	¥928.3
Net interest income	162.5	130.2	68.9	51.5	76.0	(2.5)	486.6	560.8
Net non-interest income	29.8	78.6	33.7	42.0	151.3	(2.5)	332.9	367.5
General and administrative expenses	(143.0)	(110.8)	(18.9)	(31.0)	(9.5)	(41.4)	(354.6)	(424.0)
Other profit(1)	—	—	—	—	—	—	—	(11.6)

Consolidated net business profit(2)(5)	¥49.3	¥98.0	¥83.7	¥62.5	¥217.8	¥(46.4)	¥464.9	¥492.7

	Securities			Leasing		Credit Card			Others	Total
	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Finance & Leasing	Total(3)	Sumitomo Mitsui Card	Cedyna	Total(3)
	(In billions)
Gross profit	¥109.5	¥22.2	¥137.1	¥45.7	¥48.7	¥89.0	¥82.0	¥175.0	¥46.1	¥1,335.2
Net interest income	(1.4)	0.3	(0.2)	27.8	28.0	9.7	19.6	30.4	46.8	665.8
Net non-interest income	110.9	21.9	137.3	17.9	20.7	79.3	62.4	144.6	(0.7)	669.4
General and administrative expenses	(88.1)	(19.1)	(109.8)	(13.7)	(19.5)	(62.0)	(62.0)	(126.7)	8.7	(671.3)
Other profit(1)	(1.3)	—	(2.1)	0.7	8.7	(6.8)	(14.1)	(20.5)	(77.0)	(102.5)

Consolidated net business profit(2)(5)	¥20.1	¥3.1	¥25.2	¥32.7	¥37.9	¥20.2	¥5.9	¥27.8	¥(22.2)	¥561.4

For the six months ended September 30, 2011:

Gross Profit

For the six months ended September 30, 2010:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥190.2	¥220.7	¥99.0	¥88.8	¥251.7	¥(11.8)	¥838.6	¥955.6
Net interest income	170.0	138.1	65.4	53.7	73.9	(12.8)	488.3	561.3
Net non-interest income	20.2	82.6	33.6	35.1	177.8	1.0	350.3	394.3
General and administrative expenses	(143.4)	(109.5)	(17.7)	(29.0)	(8.9)	(36.8)	(345.3)	(413.1)
Other profit(1)	—	—	—	—	—	—	—	(19.3)

Consolidated net business profit(2)(5)	¥46.8	¥111.2	¥81.3	¥59.8	¥242.8	¥(48.6)	¥493.3	¥523.2

	Securities			Leasing		Credit Card			Others	Total
	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Finance & Leasing	Total(3)	Sumitomo Mitsui Card	Cedyna(4)	Total(3)
	(In billions)
Gross profit	¥104.6	¥26.3	¥131.5	¥49.7	¥50.3	¥90.2	¥45.6	¥139.2	¥6.2	¥1,282.8
Net interest income	(1.5)	0.4	(0.7)	31.3	29.0	12.1	13.2	26.7	6.0	622.3
Net non-interest income	106.1	25.9	132.2	18.4	21.3	78.1	32.4	112.5	0.2	660.5
General and administrative expenses	(81.6)	(21.5)	(103.8)	(14.1)	(18.6)	(64.3)	(33.4)	(97.8)	5.7	(627.6)
Other profit(1)	—	—	(2.7)	(8.0)	(0.3)	(11.6)	(7.3)	(18.9)	(13.4)	(54.6)

Consolidated net business profit(2)(5)	¥23.0	¥4.8	¥25.0	¥27.6	¥31.4	¥14.3	¥4.9	¥22.5	¥(1.5)	¥600.6

(1)	Other profit in “Total” of each segment includes non-operating profits and losses of subsidiaries other than SMBC and ordinary profit of equity-method associates taking into account the ownership ratio.

(2)	The Group’s consolidated net business profit = SMBC’s business profit on a nonconsolidated basis, excluding the effect of the reversal of reserve for possible loan losses + ordinary profit of other consolidated subsidiaries (with adjustment for extraordinary items) + (ordinary profit of equity-method associates * ownership ratio) – internal transactions (such as dividends) under Japanese GAAP.

Consolidated net business profit of SMBC Nikko Securities, SMBC Friend Securities, Sumitomo Mitsui Finance and Leasing, Sumitomo Mitsui Card, and Cedyna is the operating profit of each company.

(3)	Total under each business segment includes the aggregation of the results from the operating units that were not separately identified (e.g., the difference between “Total” in Commercial Banking and “SMBC Total” consists of SMFG’s banking subsidiaries except SMBC, such as SMBC Europe, SMBC (China), Kansai Urban Banking Corporation and The Minato Bank.)
(4)	The results of Cedyna for the six months ended September 30, 2010 include the SMFG Group’s ownership ratio of the first quarter of Cedyna’s results and the full results of Cedyna for the second quarter.
(5)	The SMFG Group’s total credit cost (reversal) for the six months ended September 30, 2011 and 2010 were ¥28.0 billion and ¥105.8 billion, respectively, of which ¥8.6 billion and ¥71.8 billion were for Commercial Banking, ¥1.8 billion and ¥0.1 billion were for Securities, ¥(3.6) billion and ¥3.2 billion were for Leasing, and ¥20.7 billion and ¥20.0 billion were for Credit Card. Total credit cost consists of credit cost and gains on recoveries of written-off claims. Credit cost of SMBC and gains on recoveries of written-off claims were not included in consolidated net business profit, but in “Loans and advances” in the reconciliation table in the section “Reconciliation of Segmental Results of Operations to Consolidated Income Statements” in Note 4 “Segment Analysis” to our consolidated financial statements.
(6)	Others in Commercial Banking consist of SMFG’s banking subsidiaries except SMBC, such as SMBC Europe, SMBC (China), Kansai Urban Banking Corporation and The Minato Bank.

Commercial Banking

Our consolidated net business profit from our Commercial Banking segment decreased by ¥30.5 billion from ¥523.2 billion for the six months ended September 30, 2010 to ¥492.7 billion for the six months ended September 30, 2011. This was primarily due to a decrease in net non-interest income mainly from the sales of bonds by the Bank’s Treasury Unit, partially offset by an increase in net non-interest income in the Bank’s Consumer Banking Unit and the Bank’s International Banking Unit, and an increase in general and administrative expenses related to the expansion of businesses including overseas operations. Because the Bank has a significant impact on our performance, its performance is reported to management in more detail. The performance of each of the Bank’s five business units is broken down further into customer market segments for management review. In addition to its five business units, the Bank also has several cross-sectional units and departments. The revenues and expenses of these units and departments are in principle allocated to each business unit.

The Bank’s Consumer Banking Unit

Gross profit from the Bank’s Consumer Banking Unit increased slightly from ¥190.2 billion for the six months ended September 30, 2010 to ¥192.3 billion for the six months ended September 30, 2011, and net business profit from the Bank’s Consumer Banking Unit increased slightly from ¥46.8 billion for the six months ended September 30, 2010 to ¥49.3 billion for the six months ended September 30, 2011, due primarily to an increase in fees and commissions related to investment trusts despite a decrease in net interest income.

The Bank’s Middle Market Banking Unit

Gross profit from the Bank’s Middle Market Banking Unit decreased by ¥11.9 billion from ¥220.7 billion for the six months ended September 30, 2010 to ¥208.8 billion for the six months ended September 30, 2011 due mainly to a decrease in the loan balance primarily as a result of a limited demand for funding in Japan. A decrease in gross profit was the primary reason for the decrease in net business profit from the Bank’s Middle Market Banking Unit, which decreased by ¥13.2 billion from ¥111.2 billion for the six months ended September 30, 2010 to ¥98.0 billion for the six months ended September 30, 2011.

The Bank’s Corporate Banking Unit

Gross profit from the Bank’s Corporate Banking Unit showed limited change from ¥99.0 billion for the six months ended September 30, 2010 to ¥102.6 billion for the six months ended September 30, 2011 due to a limited increase in interest income. Net business profit from the Bank’s Corporate Banking Unit showed limited change from ¥81.3 billion for the six months ended September 30, 2010 to ¥83.7 billion for the six months ended September 30, 2011.

The Bank’s International Banking Unit

Gross profit from the Bank’s International Banking Unit increased by ¥4.7 billion from ¥88.8 billion for the six months ended September 30, 2010 to ¥93.5 billion for the six months ended September 30, 2011 due primarily to an increase in net non-interest income. Net business profit from the Bank’s International Banking Unit increased by ¥2.7 billion from ¥59.8 billion for the six months ended September 30, 2010 to ¥62.5 billion for the six months ended September 30, 2011.

The Bank’s Treasury Unit

Gross profit from the Bank’s Treasury Unit decreased by ¥24.4 billion from ¥251.7 billion for the six months ended September 30, 2010 to ¥227.3 billion for the six months ended September 30, 2011, due primarily to a decrease in net non-interest income. Net non-interest income for the six months ended September 30, 2011 decreased by ¥26.5 billion from ¥177.8 billion for the six months ended September 30, 2010, but reached ¥151.3 billion due mainly to the sales of bonds through our timely responses to the declining interest rates both in domestic and overseas markets.

Net business profit from the Bank’s Treasury Unit decreased by ¥25.0 billion, from ¥242.8 billion for the six months ended September 30, 2010 to ¥217.8 billion for the six months ended September 30, 2011, due primarily to a decrease in net non-interest income described above.

The Bank’s Others

The Bank’s Others represents the difference between the aggregate of the Bank’s five business units and the Bank as a whole. It mainly consists of administrative costs related to the headquarters’ operations and profit or loss on the activities related to capital management. Amounts recorded in the Bank’s Others are those related to the Corporate Staff Units, including the Compliance Unit, the Office of Corporate Auditors and the Corporate Planning Department, which do not belong to any of the five business units.

Securities

Consolidated net business profit from our Securities segment showed limited change from ¥25.0 billion for the six months ended September 30, 2010 to ¥25.2 billion for the six months ended September 30, 2011, due to an increase in the net non-interest income of SMBC Nikko Securities and overseas subsidiaries, despite a decrease in fees and commissions for securities transactions at SMBC Friend Securities and an increase in general and administrative expenses of SMBC Nikko Securities.

Leasing

Consolidated net business profit from our Leasing segment increased by ¥6.5 billion from ¥31.4 billion for the six months ended September 30, 2010 to ¥37.9 billion for the six months ended September 30, 2011, due mainly to a decrease in credit costs incurred in Sumitomo Mitsui Finance and Leasing.

Credit Card

Consolidated net business profit from our Credit Card segment increased by ¥5.3 billion from ¥22.5 billion for the six months ended September 30, 2010 to ¥27.8 billion for the six months ended September 30, 2011, due mainly to a decrease in the credit costs and general and administrative expenses of Sumitomo Mitsui Card. Gross profit and general and administrative expenses increased for the six months ended September 30, 2011 compared to the six months ended September 30, 2010 due to the inclusion of the six-month results of Cedyna, which became our subsidiary in May 2010.

SMFG’s Others

SMFG’s Others represents the difference between the aggregate of the Commercial Banking, Securities, Leasing and Credit Card segments, and the Group as a whole. It mainly consists of the net business profit from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, which are not identified as reportable segments, including The Japan Research Institute, ORIX Credit Corporation and Promise. It also includes internal transactions between our Group companies which are eliminated in our consolidated financial statements.

Revenue by region

The following table sets forth the percentage of our total operating income under IFRS for each indicated period, based on the total operating income of our offices in the indicated regions. We earned 91% and 90% of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers, for the six months ended September 30, 2011 and 2010, respectively. We earn the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the six months ended September 30,
	2011	2010
Region:
Japan	91%	90%
Foreign:
Americas	2%	4%
Europe and Middle East	3%	3%
Asia and Oceania (excluding Japan)	4%	3%

Total	100%	100%

Financial Condition

Assets

Our total assets decreased by ¥4,482,701 million from ¥136,470,927 million at March 31, 2011 to ¥131,988,226 million at September 30, 2011, due primarily to a decrease in investment securities. The decrease was partially offset by an increase in loans and advances from ¥71,020,329 million at March 31, 2011 to ¥72,586,614 million at September 30, 2011 due mainly to an increase in loans and advances to the Government of Japan and our foreign customers.

Our assets at September 30, 2011 and March 31, 2011 were as follows:

	At September 30, 2011	At March 31, 2011
	(In millions)
Assets:
Cash and deposits with banks	¥6,983,407	¥9,436,358
Call loans and bills bought	994,817	862,667
Reverse repurchase agreements and cash collateral on securities borrowed	4,143,536	5,051,053
Trading assets	4,556,934	3,315,153
Derivative financial instruments	5,738,851	4,975,973
Financial assets at fair value through profit or loss	2,147,530	2,132,348
Investment securities	29,576,690	34,662,106
Loans and advances	72,586,614	71,020,329
Investments in associates and joint ventures	176,527	201,135
Property, plant and equipment	1,020,484	1,039,483
Intangible assets	763,364	769,677
Other assets	2,384,223	1,924,070
Current tax assets	14,264	53,708
Deferred tax assets	900,985	1,026,867

Total assets	¥131,988,226	¥136,470,927

Loans and Advances

Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate and sovereign customers in foreign countries.

As of September 30, 2011, our loans and advances were ¥72,586,614 million, or 55% of total assets, representing an increase of ¥1,566,285 million, or 2%, from ¥71,020,329 million as of March 31, 2011. The increase in loans and advances was due mainly to an increase in loans and advances to the Government of Japan and our foreign customers. The increase was partially offset by a decrease in loans and advances to our domestic customers, except for the Government of Japan, due to limited demand for funding in Japan.

Domestic

Through the Bank and other banking and nonbank subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to our domestic customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, net unamortized premiums and net deferred loan fees as of the dates indicated:

	At September 30, 2011	At March 31, 2011
	(In millions)
Domestic:
Manufacturing	¥8,620,838	¥8,344,261
Agriculture, forestry, fisheries and mining	135,374	162,727
Construction	1,291,536	1,327,475
Transportation, communications and public enterprises	4,093,143	4,036,780
Wholesale and retail	5,408,613	5,616,084
Finance and insurance	2,526,175	2,568,670
Real estate and goods rental and leasing	8,047,261	8,281,048
Services	4,206,845	4,316,724
Municipalities	1,252,763	1,440,167
Lease financing	2,069,347	2,205,451
Consumer(1)	18,365,980	18,552,987
Others	5,899,999	4,378,791

Total domestic	¥61,917,874	¥61,231,165

(1)	The balance in Consumer consists mainly of housing loans. The housing loan balances amounted to ¥14,517,998 million and ¥14,577,945 million at September 30, 2011 and March 31, 2011, respectively.

Foreign

The following table shows the outstanding loans and advances to our foreign customers whose domiciles are not in Japan before deducting the allowance for loan losses, and adjusting unearned income, net unamortized premiums and net deferred loan fees as of the dates indicated, classified by industry:

	At September 30, 2011	At March 31, 2011
	(In millions)
Foreign:
Public sector	¥94,023	¥83,109
Financial institutions	2,093,605	1,794,794
Commerce and industry	9,351,099	8,949,629
Lease financing	182,014	172,361
Others	550,175	528,847

Total foreign	¥12,270,916	¥11,528,740

For more information, see Note 9 “Loans and Advances” to our consolidated financial statements, which sets forth summaries of our loans and advances.

Allowance for Loan Losses

For the six months ended September 30, 2011, the allowance for loan losses decreased by ¥132,076 million, or 8%, from ¥1,587,133 million at the beginning of the period to ¥1,455,057 million at the end of the period. We recorded a provision for loan losses of ¥9,135 million for the six months ended September 30, 2011, which is an improvement of ¥57,744 million from ¥66,879 million for the six months ended September 30, 2010.

For the six months ended September 30, 2011, the global economy as a whole continued to grow and the Japanese economy returned to the gradual recovery trend which had been interrupted by the occurrence of the Great East Japan Earthquake, as efforts to restore supply chains and make up for the lost output from the earthquake and its collateral events have taken hold. Additionally, we have continued to implement consultative actions tailored to our borrowers’ businesses and financial condition, such as supporting the development of operational improvement plans for borrowers. The economic recovery as well as our consultative actions contributed to the improvement of their financial condition and, as a consequence, the provision for loan losses for the six months ended September 30, 2011 decreased by ¥57,744 million compared to the six months ended September 30, 2010.

Charge-offs increased by ¥49,881 million from ¥88,612 million for the six months ended September 30, 2010 to ¥138,493 million for the six months ended September 30, 2011. The overall charge-offs of domestic loans and advances increased by ¥54,199 million from ¥72,759 million for the six months ended September 30, 2010 to ¥126,958 million for the six months ended September 30, 2011. Especially, the charge-offs related to the wholesale, retail, real estate, goods rental and leasing industries increased. Charge-offs of foreign loans and advances decreased by ¥4,318 million from ¥15,853 million for the six months ended September 30, 2010 to ¥11,535 million for the six months ended September 30, 2011.

For the six months ended September 30, 2011, charge-offs that were recognized mainly through the sales of loans and a decrease in the allowance for loan losses exceeded the provision for loan losses that increased the balance of the allowance for loan losses. Accordingly, at the end of the period, the overall allowance for loan losses was lower compared to the beginning of the period.

The following table shows the analysis of our allowance for loan losses for the six months ended September 30, 2011 and 2010.

	For the six months ended September 30,
	2011	2010
	(In millions)
Allowance for loan losses at beginning of period	¥1,587,133	¥1,533,555
Provision for loan losses	9,135	66,879
Charge-offs:
Domestic	126,958	72,759
Foreign	11,535	15,853

Total	138,493	88,612

Recoveries:
Domestic	1,212	1,205
Foreign	36	105

Total	1,248	1,310

Net charge-offs	137,245	87,302
Others(1)	(3,966)	(8,534)

Allowance for loan losses at end of period	¥1,455,057	¥1,504,598

(1)	Others mainly includes foreign exchange translations.

Impaired Loans and Advances

A portion of the total domestic and foreign loans and advances consists of impaired loans and advances, which are comprised of “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances).” The loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are wholly included in impaired loans and advances.

“Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)” comprise loans and advances to borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt.

Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, other than those loans to borrowers who are potentially bankrupt, effectively bankrupt and bankrupt.

The category “restructured (loans)” comprises loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower.

“Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but for which information about credit problems cause management to classify them as impaired loans and advances.

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured loans,” and “other impaired (loans and advances)” as of September 30, 2011 and March 31, 2011 by domicile and industry of the borrowers.

	At September 30, 2011	At March 31, 2011
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥184,037	¥211,597
Agriculture, forestry, fisheries and mining	6,394	6,635
Construction	118,707	120,696
Transportation, communications and public enterprises	62,107	59,775
Wholesale and retail	227,622	243,346
Finance and insurance	14,351	11,496
Real estate and goods rental and leasing	499,480	534,596
Services	220,232	249,093
Lease financing	22,579	27,716
Consumer	326,550	297,732
Others	62,602	55,909

Total domestic	1,744,661	1,818,591

Foreign:
Public sector	14	14
Financial institutions	32,691	42,350
Commerce and industry	156,962	128,534
Lease financing	4,144	5,037
Others	2,172	3,831

Total foreign	195,983	179,766

Total	1,940,644	1,998,357

Past due three months or more (loans):
Domestic	41,482	40,699
Foreign	1,595	1,336

Total	43,077	42,035

Restructured (loans):
Domestic	290,770	296,751
Foreign	24,433	59,296

Total	315,203	356,047

Other impaired (loans and advances):
Domestic	252,739	252,457
Foreign	374	527

Total	253,113	252,984

Gross impaired loans and advances	2,552,037	2,649,423

Less: Allowance for loan losses	(1,316,167)	(1,395,659)

Net impaired loans and advances	¥1,235,870	¥1,253,764

Investment Securities

Our investment securities, including available-for-sale financial assets and held-to-maturity investments, totaled ¥29,576,690 million at September 30, 2011, a decrease of ¥5,085,416 million, or 15%, from ¥34,662,106 million at March 31, 2011. The decrease of our investment securities is due mainly to a decrease in our holdings of U.S. Treasury and other U.S. government agencies bonds.

Our held-to-maturity investments amounted to ¥4,893,896 million at September 30, 2011, an increase of ¥712,056 million, or 17%, from ¥4,181,840 at March 31, 2011, mainly due to the increase of our holdings of Japanese government bonds, which are the principal components of our held-to-maturity investments portfolio.

As to our domestic available-for-sale financial assets, at September 30, 2011, we had ¥2,625,989 million of equity instruments and ¥19,873,640 million of debt instruments, predominantly composed of Japanese government bonds. Our domestic equity instruments, consisting principally of Japanese listed stocks issued by our customers, decreased by ¥259,408 million, or 9%, from ¥2,885,397 million at March 31, 2011, due to the declines in the fair value of such equity instruments. The domestic stock markets declined to the lowest level in two and a half years partly reflecting the growing concerns regarding the slowdown of the global economy and rapid strengthening of the yen. Net unrealized gains on our domestic equity instruments were ¥680,399 million, representing 26% of the fair value of these equity instruments at September 30, 2011, a decrease of ¥168,854 million from ¥849,253 million at March 31, 2011.

As to our foreign available-for-sale financial assets, at September 30, 2011, we had ¥285,205 million of equity instruments and ¥1,897,960 million of debt instruments, the principal components of which are U.S. Treasury and other U.S. government agencies bonds.

There are no transactions pursuant to our repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes in our consolidated financial statements.

The following tables show the amortized cost, gross unrealized gains and losses and estimated fair value of our held-to-maturity investments and available-for-sale financial assets at September 30, 2011 and March 31, 2011.

	At September 30, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥4,478,313	¥62,428	¥283	¥4,540,458
Japanese municipal bonds	174,149	3,152	9	177,292
Japanese corporate bonds	241,434	5,469	14	246,889

Total domestic	4,893,896	71,049	306	4,964,639

Total	¥4,893,896	¥71,049	¥306	¥4,964,639

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥19,079,602	¥15,423	¥2,735	¥19,092,290
Japanese municipal bonds	306,737	2,258	103	308,892
Japanese corporate bonds	354,025	2,559	1,109	355,475
Other debt instruments	116,930	53	—	116,983
Equity instruments	1,945,590	704,471	24,072	2,625,989

Total domestic	21,802,884	724,764	28,019	22,499,629

Foreign:
U.S. Treasury and other U.S. government agencies bonds	834,155	8,107	812	841,450
Other governments and official institutions bonds	545,965	1,438	519	546,884
Mortgage-backed securities	234,924	6,565	241	241,248
Other debt instruments	270,977	1,513	4,112	268,378
Equity instruments	262,708	34,149	11,652	285,205

Total foreign	2,148,729	51,772	17,336	2,183,165

Total	¥23,951,613	¥776,536	¥45,355	¥24,682,794

	At March 31, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥3,763,715	¥53,247	¥1,464	¥3,815,498
Japanese municipal bonds	171,516	2,723	39	174,200
Japanese corporate bonds	246,609	5,853	29	252,433

Total domestic	4,181,840	61,823	1,532	4,242,131

Total	¥4,181,840	¥61,823	¥1,532	¥4,242,131

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥20,247,115	¥4,824	¥28,461	¥20,223,478
Japanese municipal bonds	373,041	1,350	1,640	372,751
Japanese corporate bonds	412,501	2,440	1,474	413,467
Other debt instruments	202,768	2,454	—	205,222
Equity instruments	2,036,144	868,936	19,683	2,885,397

Total domestic	23,271,569	880,004	51,258	24,100,315

Foreign:
U.S. Treasury and other U.S. government agencies bonds	4,354,133	3,006	73,879	4,283,260
Other governments and official institutions bonds	1,288,687	421	23,186	1,265,922
Mortgage-backed securities	210,930	866	5,952	205,844
Other debt instruments	292,702	2,179	1,308	293,573
Equity instruments	254,214	77,177	39	331,352

Total foreign	6,400,666	83,649	104,364	6,379,951

Total	¥29,672,235	¥963,653	¥155,622	¥30,480,266

The following tables show the estimated fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at September 30, 2011 and March 31, 2011. Note that none of the available-for-sale equity instruments included in the table has been in a continuous unrealized loss position for more than twelve months, since under our accounting policy, a significant or prolonged decline in the fair value of an equity instrument below its cost is considered to be an objective evidence of impairment.

	At September 30, 2011
	Less than twelve months		Twelve months or more		Total
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥325,324	¥283	¥—	¥—	¥325,324	¥283
Japanese municipal bonds	5,408	9	—	—	5,408	9
Japanese corporate bonds	3,120	8	1,197	6	4,317	14

Total domestic	333,852	300	1,197	6	335,049	306

Total	¥333,852	¥300	¥1,197	¥6	¥335,049	¥306

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥3,643,558	¥2,730	¥47,033	¥5	¥3,690,591	¥2,735
Japanese municipal bonds	46,500	103	462	—	46,962	103
Japanese corporate bonds	88,979	1,098	7,613	11	96,592	1,109
Other debt instruments	—	—	—	—	—	—
Equity instruments	146,761	24,072	—	—	146,761	24,072

Total domestic	3,925,798	28,003	55,108	16	3,980,906	28,019

Foreign:
U.S. Treasury and other U.S. government agencies bonds	157,420	812	—	—	157,420	812
Other governments and official institutions bonds	345,134	474	27,822	45	372,956	519
Mortgage-backed securities	50,979	241	43	—	51,022	241
Other debt instruments	130,622	4,009	25,109	103	155,731	4,112
Equity instruments	89,218	11,652	—	—	89,218	11,652

Total foreign	773,373	17,188	52,974	148	826,347	17,336

Total	¥4,699,171	¥45,191	¥108,082	¥164	¥4,807,253	¥45,355

	At March 31, 2011
	Less than twelve months		Twelve months or more		Total
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥378,410	¥1,464	¥—	¥—	¥378,410	¥1,464
Japanese municipal bonds	11,860	39	—	—	11,860	39
Japanese corporate bonds	2,679	12	2,482	17	5,161	29

Total domestic	392,949	1,515	2,482	17	395,431	1,532

Total	¥392,949	¥1,515	¥2,482	¥17	¥395,431	¥1,532

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥13,496,173	¥28,461	¥—	¥—	¥13,496,173	¥28,461
Japanese municipal bonds	176,313	1,640	80	—	176,393	1,640
Japanese corporate bonds	134,558	1,469	1,328	5	135,886	1,474
Other debt instruments	—	—	—	—	—	—
Equity instruments	221,122	19,683	—	—	221,122	19,683

Total domestic	14,028,166	51,253	1,408	5	14,029,574	51,258

Foreign:
U.S. Treasury and other U.S. government agencies bonds	2,785,682	71,332	40,601	2,547	2,826,283	73,879
Other governments and official institutions bonds	956,761	23,158	12,819	28	969,580	23,186
Mortgage-backed securities	139,860	5,951	340	1	140,200	5,952
Other debt instruments	114,576	1,179	17,578	129	132,154	1,308
Equity instruments	1,010	39	—	—	1,010	39

Total foreign	3,997,889	101,659	71,338	2,705	4,069,227	104,364

Total	¥18,026,055	¥152,912	¥72,746	¥2,710	¥18,098,801	¥155,622

Trading Assets

The following table shows our trading assets at September 30, 2011 and March 31, 2011. Our trading assets were ¥4,556,934 million at September 30, 2011, an increase of ¥1,241,781 million, or 37%, from ¥3,315,153 million at March 31, 2011, mainly due to an increase in Japanese government bonds.

	At September 30, 2011	At March 31, 2011
	(In millions)
Debt instruments	¥4,347,645	¥3,105,897
Equity instruments	209,289	209,256

Total trading assets	¥4,556,934	¥3,315,153

Financial Assets at Fair Value Through Profit or Loss

The following table shows information as to the fair value of our financial assets at fair value through profit or loss at September 30, 2011 and March 31, 2011. Our financial assets at fair value through profit or loss were ¥2,147,530 million at September 30, 2011, an insignificant change from ¥2,132,348 million at March 31, 2011.

	At September 30, 2011	At March 31, 2011
	(In millions)
Debt instruments	¥2,015,855	¥1,995,810
Equity instruments	131,675	136,538

Total financial assets at fair value through profit or loss	¥2,147,530	¥2,132,348

Securitized Products and Leveraged Loans

At September 30, 2011, we held ¥0.1 billion of subprime securitized products and ¥22.0 billion in other securitized products such as RMBS, CMBS, and CLO. We have not incurred any losses on these securitized products for the six months ended September 30, 2011.

At September 30, 2011, we had ¥366.1 billion in leveraged loans and ¥89.5 billion undrawn commitments for them as shown in the table below. The leveraged loans and undrawn commitments are reported in loans and advances and loan commitments in our consolidated financial statements, respectively. All figures in this subsection are approximate amounts on a managerial accounting basis.

	At September 30, 2011		At March 31, 2011
	Loans	Undrawn commitments	Loans	Undrawn commitments
	(In billions)
Europe	¥141.1	¥18.0	¥196.9	¥23.4
Japan	89.7	13.8	183.5	15.5
United States	76.7	52.5	77.2	66.1
Asia (excluding Japan)	58.6	5.2	65.4	7.7

Total	¥366.1	¥89.5	¥523.0	¥112.7

Liabilities

Our total liabilities decreased by ¥4,360,628 million from ¥128,919,722 million at March 31, 2011 to ¥124,559,094 million at September 30, 2011, due primarily to a decrease in repurchase agreements and cash collateral on securities lent.

The following table shows our liabilities at September 30, 2011 and March 31, 2011:

	At September 30, 2011	At March 31, 2011
	(In millions)
Liabilities:
Deposits	¥90,278,186	¥90,469,098
Call money and bills sold	1,605,705	2,629,407
Repurchase agreements and cash collateral on securities lent	3,541,963	6,439,598
Trading liabilities	1,782,407	1,623,918
Derivative financial instruments	5,300,367	4,725,261
Borrowings	11,664,961	12,548,358
Debt securities in issue	5,762,864	5,890,388
Provisions	80,753	96,353
Other liabilities	4,467,580	4,422,166
Current tax liabilities	47,323	49,448
Deferred tax liabilities	26,985	25,727

Total liabilities	¥124,559,094	¥128,919,722

Deposits

We offer a wide range of standard banking accounts through the offices of our banking subsidiaries in Japan, including non-interest-bearing demand deposits, interest-bearing demand deposits, deposits at notice, time deposits and negotiable certificates of deposit. Domestic deposits, approximately 90% of total deposits, are our principal source of funds for our domestic operations. The domestic offices’ deposits of banking subsidiaries are principally from individuals and private corporations, with the balance from governmental bodies (including municipal authorities) and financial institutions.

The Bank’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits consist of stable types of deposits, such as deposits at notice, time deposits, and negotiable certificates of deposit, which the New York branch of the Bank and SMBC Europe issue in U.S. dollars and in other currencies. These deposits typically pay interest determined with reference to market rates of major money-center banks for deposits such as LIBOR.

Our deposit balances at September 30, 2011 were ¥90,278,186 million, a decrease of ¥190,912 million, or 0.2%, from March 31, 2011. This decrease was due primarily to a decrease in deposits of corporate customers in domestic offices, despite an increase in deposits of individual customers in domestic offices and deposits in foreign offices. Although our domestic corporate customers increased their deposits in order to increase their liquid resources right after the Great East Japan Earthquake in March 2011, they have decreased their deposits afterward.

The following table shows a breakdown of our domestic and foreign offices’ deposits at September 30, 2011 and March 31, 2011:

	At September 30, 2011	At March 31, 2011
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥12,075,222	¥12,550,557
Interest-bearing deposits:
Demand deposits	32,313,320	32,756,899
Deposits at notice	976,520	1,131,082
Time deposits	25,588,849	25,348,713
Negotiable certificates of deposit	5,971,466	5,997,958
Others	3,510,857	3,950,740

Total domestic offices	80,436,234	81,735,949

Foreign offices:
Non-interest-bearing demand deposits	359,820	337,090
Interest-bearing deposits:
Demand deposits	647,862	680,292
Deposits at notice	4,040,482	3,800,310
Time deposits	1,451,677	1,533,773
Negotiable certificates of deposit	3,235,956	2,368,365
Others	106,155	13,319

Total foreign offices	9,841,952	8,733,149

Total deposits	¥90,278,186	¥90,469,098

Borrowings

Borrowings include short-term borrowings, unsubordinated and subordinated long-term borrowings, liabilities associated with securitization of our own assets and lease obligations. At September 30, 2011, our borrowings were ¥11,664,961 million, a decrease of ¥883,397 million, or 7%, from ¥12,548,358 million at March 31, 2011.

At September 30, 2011, short-term borrowings accounted for 67% of our total borrowings, and our long-term borrowings accounted for 20% of our total borrowings. Most of our long-term borrowings were yen-denominated unsubordinated debt.

The following table shows the balances with respect to our borrowings at September 30, 2011 and March 31, 2011.

	At September 30, 2011	At March 31, 2011
	(In millions)
Short-term borrowings	¥7,758,090	¥8,486,842
Long-term borrowings:
Unsubordinated	2,031,889	2,072,319
Subordinated	359,241	371,233
Liabilities associated with securitization	1,452,693	1,552,987
Lease obligations	63,048	64,977

Total borrowings	¥11,664,961	¥12,548,358

For more information, see Note 12 “Borrowings” to our consolidated financial statements, which sets forth summaries of short- and long-term borrowings.

Debt Securities in Issue

Debt securities in issue at September 30, 2011 were ¥5,762,864 million, a decrease from March 31, 2011 due primarily to a decrease of commercial paper.

	At September 30, 2011	At March 31, 2011
	(In millions)
Commercial paper	¥1,795,649	¥2,019,334
Bonds	1,870,312	1,706,989
Subordinated bonds	2,088,099	2,156,065
Other	8,804	8,000

Total debt securities in issue	¥5,762,864	¥5,890,388

For more information, see Note 13 “Debt Securities in Issue” to our consolidated financial statements, which sets forth summaries of debt securities in issue.

Total Equity

Our total equity decreased by ¥122,073 million from ¥7,551,205 million at March 31, 2011 to ¥7,429,132 million at September 30, 2011, due primarily to a decrease in capital surplus resulting from our acquisition and cancellation of Type 6 preferred stock. This decrease was partially offset by an increase in retained earnings. For more information, see Note 14 “Shareholders’ Equity” and Note 15 “Non-Controlling Interests” to our consolidated financial statements.

	At September 30, 2011	At March 31, 2011
	(In millions)
Capital stock	¥2,337,896	¥2,337,896
Capital surplus	862,692	1,081,556
Retained earnings	2,149,809	1,974,069
Other reserves	195,017	280,783
Treasury stock	(124,562)	(171,761)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	5,420,852	5,502,543
Non-controlling interests	2,008,280	2,048,662

Total equity	¥7,429,132	¥7,551,205

Liquidity

We derive funding for our operations from both domestic and international sources. Our domestic funding is derived primarily from deposits placed with the Bank by its corporate and individual customers, and also from call money (inter-bank), bills sold (inter-bank promissory notes), repurchase agreements, and negotiable certificates of deposit issued by the Bank to its domestic and international customers. Our international sources of funds are principally from inter-bank deposits, funds raised in the international capital markets and loan financing. We closely monitor maturity gaps and foreign exchange exposure in order to manage our liquidity profile.

As shown in the following table, total deposits decreased by ¥190,912 million, or 0.2%, from March 31, 2011 to ¥90,278,186 million as of September 30, 2011. The balance of deposits at September 30, 2011 exceeded the balance of loans and advances at the same time by ¥17,691,572 million, due primarily to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) at September 30, 2011 was 80%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At September 30, 2011	At March 31, 2011
	(In millions)
Loans and advances	¥72,586,614	¥71,020,329
Deposits	90,278,186	90,469,098

We have invested the excess balance of deposits against loans and advances primarily in marketable securities and other highly liquid assets, such as Japanese government bonds. The Bank’s Treasury Unit actively monitors the movement of interest rates and maturity profile of its bond portfolio as part of the Bank’s overall risk management. The bonds can be used to enhance liquidity. When needed, they can be used as collateral for call money or other money market funding or short-term borrowings from the Bank of Japan.

Secondary sources of liquidity included short-term debt, such as call money, bills sold, and commercial paper issued at an inter-bank or other wholesale markets. We also issue long-term debt, including both senior and subordinated debt, as additional sources of liquidity. With short- and long-term debt, we can diversify our funding sources and effectively manage our funding costs in order to enhance our capital adequacy ratios when appropriate.

We source our funding in foreign currencies primarily from financial institutions, general corporations and institutional investors, through short- and long-term financing. Even if we encounter declines in our credit quality or that of Japan in the future, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies and pledge collateral to the U.S. Federal Reserve Bank to support future credit extensions.

We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis.

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to SMFG by Standard & Poor’s, or S&P, and Fitch Ratings, or Fitch, at December 31, 2011:

At December 31, 2011
S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A	N	A-1	A	S	F1

The following table shows credit ratings assigned to the Bank by S&P and Fitch at December 31, 2011:

At December 31, 2011
S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A+	N	A-1	A	S	F1

We are assigned credit ratings by major domestic and international credit rating agencies. Credit ratings do not constitute recommendations to purchase, sell or hold a security, and rating agencies may review or indicate an intention to review ratings at any time. While the methodology and system of rating vary among rating agencies, credit ratings are generally based on information provided by us or independent sources, and can be influenced by the credit ratings of Japanese government bonds and broader views of the Japanese financial system. Any downgrade in or withdrawal of these credit ratings, or any adverse change in these ratings relative to other financial institutions, could increase our borrowing costs, reduce our access to the capital markets and otherwise negatively affect our ability to raise funds, which in turn could have a negative impact on our liquidity position.

Capital Management

With regard to capital management, we rigidly abide by the capital adequacy guidelines set by the Financial Services Agency of Japan (“FSA”). Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the Basel Committee for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines may be different from those of central banks or supervisions of other countries due to the reflection of the FSA’s design to suit the Japanese banking environment. Japan’s capital adequacy guidelines mandate that Japanese banks and bank holding companies that have international operations maintain a minimum capital ratio of 8%.

Every figure for the Basel Capital Accord is calculated based on the financial statements prepared under Japanese GAAP.

Japan’s capital adequacy guidelines permit Japanese banks to choose from the standardized approach (“SA”), the foundation internal rating based (“IRB”) approach and the advanced IRB approach as to credit risk, and the basic indicator approach (“BIA”), the standardized approach (“TSA”) and the advanced measurement approach (“AMA”) as to operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach as to credit risk, and the TSA or the AMA as to operational risk, a Japanese bank must establish an advanced risk management system and must receive prior approval from the FSA.

We and the Bank had initially adopted the foundation IRB approach for measuring exposure to credit risk effective from March 31, 2007, but have adopted the advanced IRB approach since March 31, 2009. We and the Bank had initially adopted the BIA for measuring exposure to operational risk, but have adopted the AMA since March 31, 2008.

The table below presents our total qualifying capital, risk-weighted assets and risk-weighted capital ratios at September 30, 2011 and March 31, 2011:

	At September 30, 2011	At March 31, 2011
	(In millions, except percentages)
Tier I capital:
Capital stock	¥2,337,895	¥2,337,895
Capital surplus	759,810	978,851
Retained earnings	2,017,801	1,776,433
Treasury stock	(124,562)	(171,760)
Minority interests	1,988,569	2,029,481
Cash dividends to be paid	(70,514)	(73,612)
Unrealized losses on other securities	—	—
Foreign currency translation adjustments	(109,113)	(122,889)
Stock acquisition rights	441	262
Goodwill and others	(390,827)	(394,343)
Gains on securitization transactions	(37,682)	(36,324)
Amount equivalent to 50% of expected losses in excess of qualifying reserves	—	—
Deductions of deferred tax assets(1)	—	—

Total Tier I capital	6,371,818	6,323,995

Tier II capital:
Unrealized gains on other securities after 55% discount	66,236	169,267
Land revaluation excess after 55% discount	35,779	35,739
General reserve for possible loan losses	102,566	100,023
Excess amount of provisions	3,391	21,742
Subordinated debt	2,156,445	2,210,184

Total Tier II capital	2,364,419	2,536,958

Deductions	(345,617)	(428,082)

Total qualifying capital	¥8,390,621	¥8,432,871

Risk-weighted assets:
On-balance sheet items	37,386,462	38,985,243
Off-balance sheet items	7,364,058	7,433,319
Market risk items	660,805	584,020
Operational risk	3,449,271	3,691,113

Total risk-weighted assets	¥48,860,598	¥50,693,696

Tier I risk-weighted capital ratio	13.04%	12.47%
Total risk-weighted capital ratio	17.17%	16.63%

(1)	The amount of net deferred tax assets was ¥533,778 million as of September 30, 2011 and ¥624,219 million as of March 31, 2011. Also, the upper limit of the inclusion of deferred tax assets into Tier I Capital was ¥1,274,363 million as of September 30, 2011 and ¥1,264,799 million as of March 31, 2011.
(2)	Amounts less than ¥1 million are omitted in the table. As a result, the totals in Japanese yen shown in the above table do not necessarily agree with the sum of the individual amounts.

The principal components of Tier I capital include capital stock, minority interests in our consolidated subsidiaries and retained earnings under Japanese GAAP.

Minority interests in our consolidated subsidiaries consist primarily of preferred securities issued to third-party investors by offshore funding vehicles. The proceeds from these issuances contribute to Tier I capital. As the amount of these transactions that may be counted as Tier I capital is constrained by the amount of other Tier I capital and the outstanding amount of other similar transactions at the time of issuance, our ability to raise additional regulatory capital in this manner could be constrained in the future. As of September 30, 2011, the minority interests in our consolidated subsidiaries within our Tier I capital attributable to these preferred securities was ¥1,564 billion. These preferred securities are redeemable at the option of the issuer on, and on specified dates after, the initial optional redemption date, subject to the prior approval of the FSA. The following table shows the issue date, the aggregate issue amounts and the initial optional redemption dates for the preferred securities included within our Tier I capital as of September 30, 2011.

	Issue date	Aggregate issue amount	Redemption at the option of issuer(1)	Type
	(In billions of yen or millions of dollars or pounds)
Issued by SMFG’s subsidiaries:
SMFG Preferred Capital USD 1 Limited(2)	Dec. 2006	$1,650.0	Jan. 2017	Step-up
SMFG Preferred Capital GBP 1 Limited(2)	Dec. 2006	£500.0	Jan. 2017	Step-up
SMFG Preferred Capital JPY 1 Limited	Feb. 2008	¥135.0	Jan. 2018	Non step-up
SMFG Preferred Capital USD 2 Limited	May 2008	$1,800.0	Jul. 2013	Non step-up
SMFG Preferred Capital USD 3 Limited	Jul. 2008	$1,350.0	Jul. 2018	Step-up
SMFG Preferred Capital GBP 2 Limited	Jul. 2008	£250.0	Jan. 2029	Step-up
SMFG Preferred Capital JPY 2 Limited	Dec. 2008 – Jan. 2009	¥698.9	Jan. 2014	Step-up / Non step-up
Series A	Dec. 2008	¥113.0	Jan. 2019	Step-up
Series B	Dec. 2008	¥140.0	Jul. 2019	Non step-up
Series C	Dec. 2008	¥140.0	Jan. 2016	Non step-up
Series D	Dec. 2008	¥145.2	Jan. 2014	Non step-up
Series E	Jan. 2009	¥33.0	Jul. 2019	Non step-up
Series F	Jan. 2009	¥2.0	Jan. 2016	Non step-up
Series G	Jan. 2009	¥125.7	Jan. 2014	Non step-up
SMFG Preferred Capital JPY 3 Limited	Sep. – Oct. 2009	¥388.0	Jan. 2015	Step-up / Non step-up
Series A	Sep. 2009	¥99.0	Jan. 2020	Step-up
Series B	Sep. 2009	¥164.5	Jan. 2020	Non step-up
Series C	Sep. 2009	¥79.5	Jan. 2015	Non step-up
Series D	Oct. 2009	¥45.0	Jan. 2015	Non step-up
Issued by a subsidiary of Kansai Urban Banking Corporation:
KUBC Preferred Capital Cayman Limited	Jan. 2007	¥12.5	Jul. 2012	Step-up

(1)	Subject to the prior approval of the FSA. Preferred securities are redeemable at any dividend payment date on and after a specific month and the month shown in this column is such a specific month of each preferred security.
(2)	On February 9, 2010, SMFG Preferred Capital USD 1 Limited and SMFG Preferred Capital GBP 1 Limited completed tender offers for their respective preferred securities. Following the completion of the tender offers, SMFG Preferred Capital USD 1 Limited has $649.1 million preferred securities outstanding and SMFG Preferred Capital GBP 1 Limited has £73.6 million preferred securities outstanding as of September 30, 2011.

The principal components of Tier II capital include subordinated debt securities, consisting of both perpetual subordinated debt and dated subordinated debt securities, together with unrealized gains on other securities. Tier II capital is subject to the limitation that it cannot exceed the amount of Tier I capital in connection with the calculation of capital ratios.

As of September 30, 2011, our total Tier I capital was ¥6,372 billion, total Tier II capital was ¥2,364 billion and total qualifying capital was ¥8,391 billion. Our total risk-weighted assets as of September 30, 2011 were ¥48,861 billion.

Our consolidated Tier I risk-weighted capital ratio was 13.04% as of September 30, 2011, compared to 12.47% as of March 31, 2011. Our consolidated total risk-weighted capital ratio was 17.17% as of September 30, 2011, compared to 16.63% as of March 31, 2011.

Our capital position and the Bank’s capital position depend in part on the fair market value of our investment securities portfolio, since 45% of unrealized gains are counted as Tier II capital, while unrealized losses reduce net assets and Tier I capital. Prices for the common stocks of publicly traded Japanese companies have been extraordinarily volatile in recent periods. As of September 30, 2011, our other securities (including money held in trust) with a readily ascertainable market value included unrealized gains, of which ¥66 billion appeared in our net assets. Substantial declines in the Japanese stock markets may aggravate the negative effect on our capital position and on the capital position of the Bank. However, in November 2008, the FSA introduced revised capital adequacy guidelines under which a bank (including a bank holding company) with international operations may, through the fiscal year ending March 31, 2012, omit from its Tier I capital unrealized losses and from its Tier II capital unrealized gains on yen-denominated Japanese government bonds and certain other securities. If we choose to apply the new treatment method with respect to unrealized gains and losses, we would not be permitted to use the current treatment method again until the expiration of the special treatment period. We chose not to apply these new relaxed requirements for the six months ended September 30, 2011 and we do not expect to apply them going forward.

Under guidelines issued by the Japanese Institute of Certified Public Accountants, a company will lose its ability to recognize deferred tax assets if, in principle, it has substantial amounts of negative annual taxable income for each of three consecutive years or more and is expected to have significant negative taxable income in the following fiscal year.

Because the Bank has a taxable reserve for loan losses and other items, its taxable income can differ significantly from income calculated under Japanese GAAP. Our capital ratio would be negatively affected if we were unable to recognize our deferred tax assets.

The calculation of net deferred tax assets of certain companies under Japanese GAAP is based on taxable income projections for five years, multiplied by the applicable effective tax rates. These projections are based on a reasonable tax planning strategy as authorized by our management. These calculations require us to make estimates and certain assumptions. The results of these calculations may also differ from corresponding calculations made under U.S. or European regulations.

Set forth below is a table of risk-weighted capital ratios of the Bank as of the dates shown, on a consolidated and nonconsolidated basis.

	At September 30, 2011	At March 31, 2011
The Bank’s Consolidated capital ratios:
Tier I risk-weighted capital ratio	14.66%	14.25%
Total risk-weighted capital ratio	19.53%	19.16%
The Bank’s Nonconsolidated capital ratios:
Tier I risk-weighted capital ratio	16.54%	16.31%
Total risk-weighted capital ratio	21.46%	21.45%

Our securities subsidiaries in Japan, SMBC Nikko Securities and SMBC Friend Securities, are also subject to capital adequacy requirements under the Financial Instruments and Exchange Act in Japan. As of September 30, 2011, the capital adequacy ratio was 487.9% for SMBC Nikko Securities and 1,212.6% for SMBC Friend Securities These were sufficiently above 140%, below which they would be required to file daily reports with the Commissioner of the FSA.

Off-Balance Sheet Arrangements

Loan Commitments and Financial Guarantees and Other Credit Related Contingent Liabilities

To meet our customers’ financing needs, we engage in various types of off-balance sheet arrangements in the ordinary course of business. Our arrangements include loan commitments, financial guarantees and other credit related contingent liabilities. Loan commitment contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of the debt instrument. Other credit related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit related contingent liabilities at September 30, 2011 and March 31, 2011.

	At September 30, 2011	At March 31, 2011
	(In millions)
Loan commitments	¥41,702,888	¥42,743,780
Financial guarantees and other credit-related contingent liabilities	4,822,953	4,810,931

Total	¥46,525,841	¥47,554,711

The nominal amounts of these off-balance sheet instruments generally represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held. For example, since many of these loan commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which we can reject an application from customers or reduce the contract amounts in the event that economic conditions change, we need to secure claims, or other events occur. In addition, we may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when the need arises and securing claims after the contracts are made. We regularly review the credit quality of the customer based on our risk management system.

Some of the Group’s off-balance sheet arrangements are related to activities of special purpose entities, or SPEs. Such arrangements include the following types of SPEs.

Special Purpose Entities

During the normal course of business, we become a party to numerous transactions involving entities commonly referred to as SPEs. These SPEs are primarily used to provide us and our clients with efficient access to funds or investment opportunities, through methods known as structured financing or collective investment schemes.

We have participation in SPEs that are established by us as well as those established by third parties. We consolidate certain SPEs based on the nature of our involvement, while others remain outside of our consolidation group. Consolidation of an SPE is assessed based on whether our relationship with an SPE indicates substantial control by us.

The consolidation assessment is performed when we have initial involvement with an SPE. Consolidation is reassessed whenever circumstances change and indicate that there has been a change in a control relationship between an SPE and the parties involved.

Multi-seller Conduits (Consolidated)

We manage and administer several multi-seller conduits. The conduits purchase financial assets, primarily trade accounts receivables, lease receivables and corporate loans by issuing short-term instruments such as commercial paper and providing asset-backed loans.

At September 30, 2011 and March 31, 2011, the consolidated conduits had total assets of ¥2,308,571 million and ¥2,565,677 million, respectively. The minimum credit rating for these assets is BBB-. The weighted average life of the assets held in the conduits is 5.1 months. The weighted average life of the commercial paper issued by these conduits is 1.7 months. The total notional amount of the liquidity and credit support at September 30, 2011 and March 31, 2011 was ¥552,273 million and ¥536,506 million, respectively. All of the liquidity and credit support was undrawn at September 30, 2011 and March 31, 2011.

The following tables summarize selected information related to consolidated multi-seller conduits categorized by the statement of financial position items at September 30, 2011 and March 31 2011.

	At September 30, 2011
	Conduits- domestic	Conduits- overseas (North America)	Total
	(In millions)
Loans and advances:
Corporations	¥2,063,843	¥103,523	¥2,167,366
Financial institutions	—	25,754	25,754
Consumer	—	49,202	49,202

Total loans and advances	2,063,843	178,479	2,242,322

Other assets	61,415	4,834	66,249

Total assets	¥2,125,258	¥183,313	¥2,308,571

	At March 31, 2011
	Conduits- domestic	Conduits- overseas (North America)	Total
	(In millions)
Loans and advances:
Corporations	¥2,327,240	¥128,731	¥2,455,971
Financial institutions	—	12,473	12,473
Consumer	—	53,477	53,477

Total loans and advances	2,327,240	194,681	2,521,921

Other assets	39,028	4,728	43,756

Total assets	¥2,366,268	¥199,409	¥2,565,677

The following tables summarize selected information related to consolidated multi-seller conduits categorized by the funding structure at September 30, 2011 and March 31, 2011.

	At September 30, 2011
	Conduits- domestic	Conduits- overseas (North America)	Total
	(In millions)
Commercial paper	¥265,981	¥182,475	¥448,456
Term loans (provided by SMFG)	1,580,663	—	1,580,663
Others	265,140	—	265,140

Total	¥2,111,784	¥182,475	¥2,294,259

	At March 31, 2011
	Conduits- domestic	Conduits- overseas (North America)	Total
	(In millions)
Commercial paper	¥300,120	¥198,897	¥499,017
Term loans (provided by SMFG)	1,765,774	—	1,765,774
Others	296,928	—	296,928

Total	¥2,362,822	¥198,897	¥2,561,719

Securitizations of Our Loan Portfolio (Consolidated)

We use SPEs to securitize residential mortgages, corporate loans, credit card receivables and lease receivables that we have originated, mainly in order to diversify our sources of funding for asset origination and to improve capital efficiency.

The following table shows the carrying amount of assets in these consolidated SPEs at September 30, 2011 and March 31, 2011.

	At September 30, 2011	At March 31, 2011
	(In millions)
Loans and advances:
Residential mortgage	¥1,482,655	¥1,506,644
Corporate loans	96,461	113,936
Credit card receivables	206,575	327,316
Lease receivables	31,628	45,046

Total	¥1,817,319	¥1,992,942

Real Estate Investment Vehicles (Nonconsolidated)

We are involved with investment vehicles that typically take the form of a limited partnership or SPE that are used to raise funds in connection with real estate development or acquisition of existing real estate properties. At September 30, 2011 and March 31, 2011, our investments in these vehicles amounted to ¥72,127 million and ¥71,077 million, respectively. With respect to the vehicles that have been established to acquire existing real estate properties, we have entered into commitments to provide funds up to specified amounts. Such commitments amounted to ¥73,735 million and ¥71,658 million at September 30, 2011 and March 31, 2011, respectively. Of these amounts, ¥1,608 million and ¥581 million remained undrawn at September 30, 2011 and March 31, 2011, respectively.

Private-equity Investment Funds and Other Funds (Nonconsolidated)

We have investments in private-equity investment funds that primarily invest in unlisted companies, engaging in various businesses across different industries. We only hold limited partner interests in these funds.

At September 30, 2011 and March 31, 2011, the capital call commitments to these limited partnership funds entered into by us amounted to ¥316,248 million and ¥338,402 million, of which ¥93,025 million and ¥111,883 million remained undrawn, respectively. While the commitments are irrevocable, we believe that we do not have significant risk related to meeting the capital call commitments and the risks associated with the investments have been adequately controlled and managed.

FINANCIAL RISK MANAGEMENT

Risk Management System

Our risk management system is described in the “Quantitative and Qualitative Information about Risk Management” section within Item 11, “Quantitative and Qualitative Disclosures about Credit, Market and Other Risk”, of our annual report on Form 20-F for the fiscal year ended March 31, 2011. There were no material changes in our risk management system for the six months ended September 30, 2011.

Credit Risk

Our credit risk management system is described in the “Credit Risk” section within Item 11 of our annual report on Form 20-F for the fiscal year ended March 31, 2011. There were no material changes in our credit risk management system for the six months ended September 30, 2011.

Market Risk

Our market risk management system is described in the “Market Risk and Liquidity Risk” section within Item 11 of our annual report on Form 20-F for the fiscal year ended March 31, 2011.

Our market risk can be divided into various factors: foreign exchange rates, interest rates, equity prices and option risks. We manage each of these risks employing the value at risk, or VaR, method as well as supplemental indicators suitable for managing each risk, such as the basis point value, or BPV. VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, our VaR indicates the largest loss that is possible for a holding period of one day and a confidence interval of 99.0%. BPV is the amount of change in assessed value as a result of a one-basis-point (0.01%) movement in interest rates.

The principal Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses, the model estimates the maximum losses that may occur.

The VaR calculation method we employ for both trading and non-trading activities is based mainly on the following, and after April 2011, VaR for strategic equity investments in non-trading activities is measured based on a one-year holding period and an observation period of ten years in order to appropriately calculate long-term profit and loss scenarios.

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for strategic equity investment portfolio); and

•	an observation period of 4 years (10 years for strategic equity investment portfolio).

VaR Summary

VaR for Trading Activities

The aggregate VaR for our total trading activities at September 30, 2011 was ¥9.0 billion, an insignificant change from March 31, 2011.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the six months ended September 30, 2011:
SMBC Consolidated
Maximum	¥7.5	¥2.0	¥3.4	¥0.3	¥9.7
Minimum	3.4	0.5	0.6	0.2	5.4
Daily average	5.3	1.0	1.8	0.2	7.7
At September 30, 2011	5.6	0.6	2.5	0.2	8.5
At March 31, 2011	4.5	0.7	1.4	0.2	6.5

SMFG Consolidated
Maximum	7.9	2.1	3.7	0.3	10.3
Minimum	3.8	0.6	0.8	0.2	5.9
Daily average	5.8	1.1	2.0	0.2	8.3
At September 30, 2011	6.0	0.6	2.5	0.2	9.0
At March 31, 2011	4.7	0.8	1.5	0.2	6.8

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-Trading Activities

The aggregate VaR for our total banking activities as of September 30, 2011 was ¥38.8 billion, most of which was composed of interest rate risk exposure based on the operations for the purpose of asset and liability management of the Bank. VaR decreased at September 30, 2011 compared with March 31, 2011 in the category of interest rate risk primarily reflecting a reduced position in foreign investment securities.

• Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the six months ended September 30, 2011:
SMBC Consolidated
Maximum	¥49.3	¥0.0	¥10.9	¥0.0	¥52.2
Minimum	31.7	0.0	7.8	0.0	35.0
Daily average	38.6	0.0	9.2	0.0	41.7
At September 30, 2011	34.7	0.0	9.3	0.0	38.0
At March 31, 2011	44.2	0.0	8.6	0.0	47.4

SMFG Consolidated
Maximum	50.6	0.0	10.9	0.0	53.6
Minimum	32.5	0.0	7.8	0.0	35.9
Daily average	39.6	0.0	9.2	0.0	42.8
At September 30, 2011	35.6	0.0	8.6	0.0	38.8
At March 31, 2011	45.5	0.0	8.6	0.0	48.6

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

The aggregate VaR for strategic equity investments as of September 30, 2011 was ¥794.6 billion, a decrease from March 31, 2010 due primarily to a decline in the market price of the Strategic Equity Investment portfolio.

As discussed above, after April 2011, VaR for strategic equity investments is measured based on a one-year holding period and an observation period of ten years in order to appropriately calculate long-term profit and loss scenarios. For comparison purposes, the aggregate VaR as of March 31, 2011 is recalculated based on the VaR calculation method adopted as of September 30, 2011.

• Strategic Equity Investment

Equities risk
(In billions)
For the six months ended September 30, 2011:
SMBC Consolidated
Maximum	¥918.2
Minimum	741.2
Daily average	852.0
At September 30, 2011	777.2
At March 31, 2011	910.0
SMFG Consolidated
Maximum	939.2
Minimum	760.0
Daily average	871.7
At September 30, 2011	794.6
At March 31, 2011	930.3

Back Testing

The relationship between the VaR calculated with the model and the profit and loss data is back-tested periodically. There were no significant excess losses in the back-testing results including the trading accounts.

Stress Testing

To prepare for unexpected market swings, the Bank periodically performs stress tests based on various scenarios.

Basel II (Pillar 2)—Outlier Ratio

A decline in economic value of the Bank on a consolidated basis as a result of a certain interest rate shock is measured as shown in the table based on the Outlier Framework of Basel II. At September 30, 2011, the outlier ratio was less than 5.5% at the Bank (Consolidated), substantially below the 20% criterion. (In the event the economic value of a bank declines by more than 20% of the sum of Tier I and Tier II capital, or the outlier ratio, as a result of interest rate shocks, that bank would fall into the category of “outlier bank,” as stipulated under the Second Pillar of Basel II.)

Decline in economic value based on outlier framework:

	At September 30, 2011	At March 31, 2011
	(In billions, except for percentages)
Total	¥477.4	¥696.5
Impact of Japanese yen interest rates	307.0	530.5
Impact of U.S. dollar interest rates	153.3	141.9
Impact of Euro interest rates	1.3	16.0
Percentage of Tier I + Tier II	5.5%	7.8%

Note:	Decline in economic value is the decline of the present value of a banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a one-year holding period and five years of observables).

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):

Consolidated Statement of Financial Position (Unaudited)

	Note	At September 30, 2011	At March 31, 2011
		(In millions)
Assets:
Cash and deposits with banks		¥6,983,407	¥9,436,358
Call loans and bills bought		994,817	862,667
Reverse repurchase agreements and cash collateral on securities borrowed		4,143,536	5,051,053
Trading assets	5	4,556,934	3,315,153
Derivative financial instruments	6	5,738,851	4,975,973
Financial assets at fair value through profit or loss	7	2,147,530	2,132,348
Investment securities	8	29,576,690	34,662,106
Loans and advances	9	72,586,614	71,020,329
Investments in associates and joint ventures		176,527	201,135
Property, plant and equipment		1,020,484	1,039,483
Intangible assets		763,364	769,677
Other assets		2,384,223	1,924,070
Current tax assets		14,264	53,708
Deferred tax assets		900,985	1,026,867

Total assets		¥131,988,226	¥136,470,927

Liabilities:
Deposits	10	¥90,278,186	¥90,469,098
Call money and bills sold		1,605,705	2,629,407
Repurchase agreements and cash collateral on securities lent		3,541,963	6,439,598
Trading liabilities	11	1,782,407	1,623,918
Derivative financial instruments	6	5,300,367	4,725,261
Borrowings	12	11,664,961	12,548,358
Debt securities in issue	13	5,762,864	5,890,388
Provisions		80,753	96,353
Other liabilities		4,467,580	4,422,166
Current tax liabilities		47,323	49,448
Deferred tax liabilities		26,985	25,727

Total liabilities		124,559,094	128,919,722

Equity:
Capital stock	14	2,337,896	2,337,896
Capital surplus		862,692	1,081,556
Retained earnings		2,149,809	1,974,069
Other reserves		195,017	280,783
Treasury stock	14	(124,562)	(171,761)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		5,420,852	5,502,543
Non-controlling interests	15	2,008,280	2,048,662

Total equity		7,429,132	7,551,205

Total equity and liabilities		¥131,988,226	¥136,470,927

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statement (Unaudited)

		For the six months ended September 30,
	Note	2011	2010
		(In millions, except per share data)
Interest income		¥850,230	¥864,731
Interest expense		154,442	158,034

Net interest income		695,788	706,697

Fee and commission income		422,682	386,633
Fee and commission expense		71,212	71,000

Net fee and commission income		351,470	315,633

Net trading income		142,589	262,931
Net income from financial assets at fair value through profit or loss		22,947	9,689
Net investment income		160,745	184,915
Other income		94,156	101,957

Total operating income		1,467,695	1,581,822

Impairment charges on financial assets	16	132,094	138,506

Net operating income		1,335,601	1,443,316

General and administrative expenses		670,010	625,103
Other expenses		89,760	96,800

Operating expenses		759,770	721,903

Share of post-tax profit (loss) of associates and joint ventures		(38,332)	1,491

Profit before tax		537,499	722,904

Income tax expense		215,678	270,479

Net profit		¥321,821	¥452,425

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥261,221	¥390,732
Non-controlling interests		60,600	61,693

Earnings per share:
Basic	17	¥187.36	¥277.48
Diluted	17	187.34	277.36

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income (Unaudited)

	For the six months ended September 30,
	2011	2010
	(In millions)
Net profit	¥321,821	¥452,425

Other comprehensive income:
Available-for-sale financial assets:
Losses arising during the period, before tax	(71,555)	(244,386)
Reclassification adjustments for gains included in net profit, before tax	(896)	(80,632)

Exchange differences on translating the foreign operations:
Losses arising during the period, before tax	(85,357)	(101,896)
Reclassification adjustments for losses included in net profit, before tax	1,369	377

Share of other comprehensive loss of associates and joint ventures	(1,564)	(2,314)
Income tax relating to components of other comprehensive income	42,483	142,475

Other comprehensive loss, net of tax	(115,520)	(286,376)

Total comprehensive income	¥206,301	¥166,049

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥174,955	¥142,270
Non-controlling interests	31,346	23,779

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Equity (Unaudited)

	Capital stock	Capital surplus	Retained earnings	Available- for-sale financial assets	Exchange differences on translating the foreign operations	Treasury stock	Shareholders’ equity	Non-controlling interests	Total equity
	(In millions)
Balance at April 1, 2010	¥2,337,896	¥1,081,432	¥1,663,618	¥663,907	¥(108,618)	¥(124,062)	¥5,514,173	¥2,047,497	¥7,561,670

Comprehensive income:
Net profit	—	—	390,732	—	—	—	390,732	61,693	452,425
Other comprehensive loss	—	—	—	(195,065)	(53,397)	—	(248,462)	(37,914)	(286,376)

Total comprehensive income (loss)	—	—	390,732	(195,065)	(53,397)	—	142,270	23,779	166,049

Acquisition of subsidiaries	—	—	—	—	—	—	—	37,191	37,191
Transaction with non-controlling interest shareholders	—	—	(776)	100	—	—	(676)	(5,351)	(6,027)
Dividends to shareholders	—	—	(79,932)	—	—	—	(79,932)	(53,215)	(133,147)
Purchase of treasury stock	—	—	—	—	—	(40)	(40)	—	(40)
Sale of treasury stock	—	—	—	—	—	41	41	—	41
Loss on sale of treasury stock	—	(31)	—	—	—	—	(31)	—	(31)
Others	—	57	—	—	—	—	57	—	57

Balance at September 30, 2010	¥2,337,896	¥1,081,458	¥1,973,642	¥468,942	¥(162,015)	¥(124,061)	¥5,575,862	¥2,049,901	¥7,625,763

Balance at April 1, 2011	¥2,337,896	¥1,081,556	¥1,974,069	¥465,185	¥(184,402)	¥(171,761)	¥5,502,543	¥2,048,662	¥7,551,205

Comprehensive income:
Net profit	—	—	261,221	—	—	—	261,221	60,600	321,821
Other comprehensive loss	—	—	—	(44,222)	(42,044)	—	(86,266)	(29,254)	(115,520)

Total comprehensive income (loss)	—	—	261,221	(44,222)	(42,044)	—	174,955	31,346	206,301

Transaction with non-controlling interest shareholders	—	(8,368)	(13,310)	500	—	44,127	22,949	(23,921)	(972)
Dividends to shareholders	—	—	(72,171)	—	—	—	(72,171)	(47,807)	(119,978)
Purchase of treasury stock	—	—	—	—	—	(30)	(30)	—	(30)
Sale of treasury stock	—	—	—	—	—	3,102	3,102	—	3,102
Loss on sale of treasury stock	—	(670)	—	—	—	—	(670)	—	(670)
Purchase of Type 6 preferred stock	—	—	—	—	—	(210,003)	(210,003)	—	(210,003)
Cancellation of Type 6 preferred stock	—	(210,003)	—	—	—	210,003	—	—	—
Others	—	177	—	—	—	—	177	—	177

Balance at September 30, 2011	¥2,337,896	¥862,692	¥2,149,809	¥421,463	¥(226,446)	¥(124,562)	¥5,420,852	¥2,008,280	¥7,429,132

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows (Unaudited)

	For the six months ended September 30,
	2011	2010
	(In millions)
Operating Activities:
Profit before tax	¥537,499	¥722,904
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(25,090)	(89,444)
Foreign exchange losses	474,289	404,618
Provision for loan losses	9,135	66,879
Depreciation and amortization	84,963	78,846
Share of post-tax (profit) loss of associates and joint ventures	38,332	(1,491)
Net changes in assets and liabilities:
Net increase of term deposits with original maturities over three months	(47,718)	(155,414)
Net (increase) decrease of call loans and bills bought	(151,992)	242,247
Net decrease of reverse repurchase agreements and cash collateral on securities borrowed	907,317	459,978
Net increase of loans and advances	(1,631,449)	(843,019)
Net change of trading assets and liabilities, and derivative financial instruments	(1,289,480)	(800,079)
Net increase (decrease) of deposits	(42,579)	1,768,368
Net increase (decrease) of call money and bills sold	(1,014,472)	138,107
Net decrease of repurchase agreements and cash collateral on securities lent	(2,897,656)	(592,614)
Net increase (decrease) of other unsubordinated borrowings and debt securities in issue	(920,958)	1,583,613
Income taxes paid—net	(14,745)	(44,058)
Other operating activities—net	413,965	(228,105)

Net cash and cash equivalents provided by (used in) operating activities	(5,570,639)	2,711,336

Investing Activities:
Purchases of financial assets at fair value through profit or loss and available-for-sale financial assets	(25,818,115)	(35,387,916)
Proceeds from sale of financial assets at fair value through profit or loss and available-for-sale financial assets	19,895,707	25,313,238
Proceeds from maturities of financial assets at fair value through profit or loss and available-for-sale financial assets	10,455,425	6,977,933
Purchases of held-to-maturity investments	(839,360)	(369,637)
Proceeds from maturities of held-to-maturity investments	126,951	1,685
Cash and cash equivalents acquired by the acquisitions of the subsidiaries	—	79,094
Proceeds from sale of investments in associates and joint ventures	15,716	15
Purchases of property, plant and equipment and investment properties	(44,022)	(45,525)
Purchases of intangible assets	(39,139)	(35,423)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	8,945	2,650
Other investing activities—net	17	201

Net cash and cash equivalents provided by (used in) investing activities	3,762,125	(3,463,685)

Financing Activities:
Proceeds from issuance of subordinated borrowings	33,000	10,000
Redemption of subordinated borrowings	(45,000)	(25,000)
Proceeds from issuance of subordinated bonds	117,068	93,132
Redemption of subordinated bonds	(164,000)	(246,878)
Purchase of Type 6 preferred stock	(210,003)	—
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc	(72,114)	(79,711)
Dividends paid to non-controlling interest shareholders	(47,894)	(53,319)
Purchase of treasury stock and proceed from sale of treasury stock—net	2,355	(30)
Transaction with non-controlling interest shareholders—net	(1,003)	5

Net cash and cash equivalents used in financing activities	(387,591)	(301,801)

Effect of exchange rate changes on cash and cash equivalents	(233,889)	(181,780)

Net decrease of cash and cash equivalents	(2,429,994)	(1,235,930)
Cash and cash equivalents at beginning of period	8,573,599	5,611,563

Cash and cash equivalents at end of period	¥6,143,605	¥4,375,633

Net cash and cash equivalents provided by (used in) operating activities includes:
Interests and dividends received	¥886,468	¥881,229
Interests paid	155,591	162,082

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements (Unaudited)

1	GENERAL INFORMATION

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) was established on December 2, 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (kabushiki-iten) of all of the outstanding equity securities of SMBC in exchange for SMFG’s newly issued securities. SMFG is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon the formation of SMFG and the completion of the statutory share transfer, SMBC became a direct, wholly-owned subsidiary of SMFG. SMFG has a primary listing on the Tokyo Stock Exchange (First Section), with further listings on the Osaka Securities Exchange (First Section) and the Nagoya Stock Exchange (First Section). SMFG’s American Depositary Shares are listed on the New York Stock Exchange.

SMFG and its subsidiaries (the “SMFG Group”) offer a diverse range of financial services, including commercial banking, securities, leasing, credit card and other services.

The accompanying interim consolidated financial statements have been authorized for issue by the Management Committee on January 27, 2012.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The interim consolidated financial statements of the SMFG Group have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements should be read in conjunction with the SMFG Group’s consolidated financial statements for the fiscal year ended March 31, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

Significant Accounting Policies

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the SMFG Group’s consolidated financial statements for the fiscal year ended March 31, 2011.

For the six months ended September 30, 2011, a number of interpretations and amendments to standards have become effective; however, they have not resulted in any material impact on the SMFG Group’s interim consolidated financial statements.

Recent Accounting Pronouncements

The SMFG Group is currently assessing the impact of the following standards, amendments, and interpretations that are not yet effective and have not been early adopted:

IFRS 9 “Financial Instruments.” The standard introduces new requirements for classifying and measuring financial assets and liabilities. The standard requires all financial assets to be classified as fair value or amortized cost. A financial asset is measured at amortized cost if the asset is held within a business model whose objective is to hold the asset in order to collect contractual cash flows, and the asset’s contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. All other financial assets are measured at fair value. For an investment in an equity instrument which is not held for trading, the standard permits an irrevocable election, on initial recognition, on an instrument-by-instrument basis, to present all fair value changes from the investment in other comprehensive income. The standard also requires that derivatives embedded in contracts with a host that is a financial asset within the scope of the standard are not separated; instead the hybrid financial instrument is assessed in its entirety as to whether it should be measured at fair value or amortized cost. The standard maintains most of the requirements in IAS 39 “Financial Instruments: Recognition and Measurement” regarding the classification and measurement of financial liabilities. However, with the new requirements, if an entity chooses to measure a financial liability at fair value, the amount of change in its fair value that is attributable to changes in the credit risk of that liability will be presented in other comprehensive income, rather than in profit or loss. The standard was initially issued with a mandatory effective date of January 1, 2013. However, the IASB issued the Mandatory Effective Date and Transition Disclosures (amendments to IFRS 9 and IFRS 7 “Financial Instruments: Disclosures”), which defers the mandatory effective date to annual periods beginning on or after January 1, 2015. The amendments also provide the relief from restating prior periods by amending IFRS 7 to require additional disclosures on transition from IAS 39 to IFRS 9. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IFRS 10 “Consolidated Financial Statements.” The standard replaces the consolidation requirements of IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation—Special Purpose Entities.” IFRS 10 contains a single consolidation model that identifies control as the basis for consolidation for all types of entities. Under IFRS 10, control is based on whether an investor has (a) power over the investee; (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 sets out requirements for assessing control, including cases involving potential voting rights, agency relationships, control of specified assets and circumstances in which voting rights are not the dominant factor in determining control. The standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IFRS 11 “Joint Arrangements.” The standard replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities—Non-Monetary Contributions by Venturers.” IFRS 11 improves the accounting for joint arrangements by introducing a principle-based approach that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. Under IFRS 11, joint arrangements are classified as either as joint operations or joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets. IFRS 11 also eliminates proportionate consolidation as a method to account for joint ventures. The standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities.” The standard is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements in IAS 28 “Investments in Associates.” It expands the disclosure requirements for subsidiaries with non-controlling interests, joint arrangements and associates that are individually material. It also requires an entity to disclose the nature, and changes in, the risk associated with its interests in both its consolidated and unconsolidated structured entities. The standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on disclosures in its consolidated financial statements.

IFRS 13 “Fair Value Measurement.” The standard defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRSs require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRSs or address how to present changes in fair value. IFRS 13 provides clear and consistent guidance for measuring fair value and addressing valuation uncertainty in markets that are no longer active. It also increases the transparency of fair value measurements by requiring detailed disclosures about fair values derived using models. The standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IAS 27 (amended) “Separate Financial Statements.” The amended standard supersedes the previous version of IAS 27. The requirements relating to separate financial statements are unchanged and are included in the amended IAS 27. The other portions of the previous version of IAS 27 are replaced by IFRS 10. The amended standard is effective for annual periods beginning on or after January 1, 2013 and is not expected to have a material impact on the SMFG Group’s consolidated financial statements.

IAS 28 (amended) “Investments in Associates and Joint Ventures.” The amended standard supersedes the previous version of IAS 28 and conforms changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12. The amended standard is effective for annual periods beginning on or after January 1, 2013 and is not expected to have a material impact on the SMFG Group’s consolidated financial statements.

IAS 19 (amended) “Employee Benefits.” The amended standard requires entities to recognize all changes in the net defined benefit liability (asset) in the period in which those changes occur. The requirements include immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components and recognition of remeasurements in other comprehensive income. The amended standard also requires additional disclosures about the risks arising from defined benefit plans. The amended standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the amended standard will have on its consolidated financial statements.

Disclosures—Transfers of Financial Assets (amendments to IFRS 7). The amendments require additional disclosures of risk exposures arising from transferred financial assets. The current IFRS 7 requires certain disclosures related to transfers of financial assets that do not qualify for derecognition in their entirety. The amendments not only enhance disclosures for those transfers, but also add a new set of disclosures for transfers of financial assets where derecognition is achieved in their entirety. The amendments are effective for annual periods beginning on or after July 1, 2011. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on disclosures in its consolidated financial statements.

Disclosures—Offsetting Financial Assets and Financial Liabilities (amendments to IFRS 7). The amendments require additional disclosures for all recognized financial instruments that are set off in the statement of financial position and those recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32 “Financial Instruments: Presentation.” The amendments are effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on disclosures in its consolidated financial statements.

Offsetting Financial Assets and Financial Liabilities (amendments to IAS 32). The amendments do not change the current offsetting model in IAS 32. The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’; that is, the right of set-off must not be contingent on a future event, and must be legally enforceable for the entity and all counterparties in the normal course of business, in the event of default and in the event of insolvency or bankruptcy. The amendments also clarify that some gross settlement systems may be considered equivalent to net settlement. The amendments are effective for annual periods beginning on or after January 1, 2014. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Presentation of Items of Other Comprehensive Income (amendments to IAS 1 “Presentation of Financial Statements”). The amendments require entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be reclassified to profit or loss in the future. Items that will not be reclassified will be presented separately from items that may be reclassified in the future. The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. The amendments are effective for annual periods beginning on or after July 1, 2012 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

Deferred tax: Recovery of Underlying Assets (amendments to IAS 12 “Income Taxes”). The amendments provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model. The measurement of deferred tax liabilities and deferred tax assets depends on whether an entity expects to recover the carrying amount by using it or by selling it. However, it is often difficult and subjective to determine the expected manner of recovery when the investment property is measured using the fair value model. To provide a practical approach in such cases, the amendments introduce a presumption that an investment property is recovered entirely through sale. The amendments are effective for annual periods beginning on or after January 1, 2012 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine.” The interpretation provides guidance on the accounting for stripping costs in the production phase of a surface mine. It clarifies when production stripping costs should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods. The interpretation is effective for annual periods beginning on or after January 1, 2013 and is not expected to have a material impact on the SMFG Group’s consolidated financial statements.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The consolidated financial statements are influenced by estimates and management judgment, which necessarily have to be made in the course of preparation of the consolidated financial statements. Estimates and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and which are continually evaluated. These critical accounting estimates and judgments are described on Note 3 “Critical Accounting Estimates and Judgments” of the SMFG Group’s consolidated financial statements for the fiscal year ended March 31, 2011.

4	SEGMENT ANALYSIS

Business Segments

The SMFG Group’s Business Segments information is prepared based on the internal reporting system utilized by management to assess the performance of the SMFG Group’s business segments. For the six months ended September 30, 2011, there were no material changes in the organizational structure which affected the composition of the business segments. The SMFG Group has four main business segments, which include Commercial Banking, Securities, Leasing, and Credit Card. Segment information covers SMBC, which accounts for a major portion of the SMFG Group’s total assets and revenue, and the main subsidiaries related to the financial business.

Commercial Banking

SMBC consists of the majority of the commercial banking segment, and the remainder includes, but is not limited to, the Japanese regional financial institutions, Kansai Urban Banking Corporation and THE MINATO BANK, LTD., an internet bank, The Japan Net Bank, Limited, and foreign subsidiaries, such as Sumitomo Mitsui Banking Corporation Europe Limited, Manufacturers Bank, and Sumitomo Mitsui Banking Corporation (China) Limited. Since SMBC has a significant impact on the performance of the SMFG Group, its performance is reported to management in more detail by classifying the reporting into five business units by customer market segmentation comprised of the Consumer Banking Unit, the Middle Market Banking Unit, the Corporate Banking Unit, the International Banking Unit and the Treasury Unit.

SMBC’s Consumer Banking Unit

SMBC’s Consumer Banking Unit provides financial services to individual consumers residing in Japan. This business unit offers a wide range of financial services including, but not limited to, personal bank accounts, investment trusts, pension-type insurance products, life insurance products and housing loans.

SMBC’s Middle Market Banking Unit

SMBC’s Middle Market Banking Unit provides financial services targeting mid-sized companies and small- and medium-sized enterprises. This business unit offers customers lending, cash management, settlement, leasing, factoring, management information systems consulting, collection and investment banking services, some of which are offered in cooperation with other SMFG Group companies.

SMBC’s Corporate Banking Unit

SMBC’s Corporate Banking Unit provides a wide range of financial services such as loans, deposits, and settlement services, targeting large Japanese corporations and listed companies. This business unit also provides financial products and services such as loan syndication, structured finance, commitment lines and nonrecourse loans through SMBC’s Investment Banking Unit.

SMBC’s International Banking Unit

SMBC’s International Banking Unit supports Japanese companies doing business in overseas markets by providing a wide range of financial services in local markets, as well as engaging in businesses with non-Japanese companies and governmental companies. This business unit has branches in Europe, America and Asia Pacific regions, forming a large global network. This business unit provides financial products and services including, but not limited to, project finance, loan syndication, securitization, shipping finance, global cash management services and yen custody services.

SMBC’s Treasury Unit

SMBC’s Treasury Unit operates in the domestic and international money, foreign exchange, securities and derivatives markets to serve customer needs, engages in trading operations and handles asset liability management (“ALM”) operations. It supports other units’ customer transactions, such as credit operations and deposit taking services, by entering into market transactions. This business unit also manages market and liquidity risk while maximizing its earnings by using an expanded array of investment techniques including alternative investments, diversified investment portfolios and increased arbitrage investment opportunities.

SMBC’s Others

SMBC’s Others represents the difference between the aggregate of SMBC’s five business units and SMBC as a whole. It mainly consists of administrative expenses related to the headquarters’ operations and profit or loss on the activities related to capital management. Amounts recorded in SMBC’s Others are those related to the Corporate Staff Units, including the Compliance Unit, the Office of Corporate Auditors and the Corporate Planning Department, which do not belong to any of the five business units.

In addition to the above five business units, SMBC has an Investment Banking Unit, which develops and provides investment banking products and services, as well as other cross-sectional departments such as the Corporate Advisory Division, the Global Advisory Department and the Private Advisory Division. Since these units and departments are cross-sectional supporting all other business units, their revenues and expenses are in principle allocated to each business unit.

Securities

Securities mainly consist of SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”). SMBC Nikko Securities is one of the largest securities companies in Japan and offers financial products, investment consultation and administration services to individual and corporate customers. SMBC Nikko Securities’s offerings include stocks, bonds, investment trusts and variable annuity insurance products. SMBC Friend Securities is a securities company that provides financial products focused mainly on retail customers residing in Japan.

Leasing

Leasing mainly consists of Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Leasing and Finance, Inc., and Sumitomo Mitsui Auto Service, which is an associate of the SMFG Group. SMFL offers a wide range of leasing services by combining the know-how obtained from the expertise of the SMFG Group in providing financial solutions, and the expertise of Sumitomo Corporation Group in commercial products and business distribution. These services include, among others, leasing services for corporations, such as leasing of information and communication equipment, industrial equipment and construction equipment.

Credit Card

Credit Card mainly consists of Sumitomo Mitsui Card Company, Limited (“SMCC”) and Cedyna Financial Corporation. SMCC is the first company to introduce the Visa Card to Japan as well as a leading company in the domestic credit card industry. SMCC provides settlement and financing services, mainly related to credit card transactions. Cedyna Financial Corporation was established as an associate of the SMFG Group on April 1, 2009 by a merger between Central Finance Co., Limited, QUOQ Inc. and OMC Card, Inc. On May 31, 2010, the SMFG Group acquired the majority stake in Cedyna Financial Corporation and subsequently made it a wholly-owned subsidiary by a share exchange with an effective date of May 1, 2011.

SMFG’s Others

SMFG’s Others represents the difference between the aggregate of Commercial Banking, Securities, Leasing and Credit Card segments, and the SMFG Group as a whole. It mainly consists of the profit or loss from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, including The Japan Research Institute, Limited, ORIX Credit Corporation, and Promise Co., Ltd (“Promise”). It also includes internal transactions between the SMFG Group companies, which are eliminated in the consolidated financial statements.

Measurement of Segment Profit or Loss

The Business Segments information is prepared under the management approach. Business profit is used as a profit indicator of banks in Japan. Business profit is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel expense and tax, excluding non-recurring factors) from gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). While the SMFG Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under accounting principles generally accepted in Japan (“Japanese GAAP”). Consequently, the Business Segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statements.”

Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the segment information.

Segmental Results of Operation

For the six months ended September 30, 2011:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥192.3	¥208.8	¥102.6	¥93.5	¥227.3	¥(5.0)	¥819.5	¥928.3
Net interest income	162.5	130.2	68.9	51.5	76.0	(2.5)	486.6	560.8
Net non-interest income	29.8	78.6	33.7	42.0	151.3	(2.5)	332.9	367.5
General and administrative expenses	(143.0)	(110.8)	(18.9)	(31.0)	(9.5)	(41.4)	(354.6)	(424.0)
Other profit(1)	—	—	—	—	—	—	—	(11.6)

Consolidated net business profit(2)(5)	¥49.3	¥98.0	¥83.7	¥62.5	¥217.8	¥(46.4)	¥464.9	¥492.7

	Securities			Leasing		Credit Card			Others	Total
	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Finance & Leasing	Total(3)	Sumitomo Mitsui Card	Cedyna	Total(3)
	(In billions)
Gross profit	¥109.5	¥22.2	¥137.1	¥45.7	¥48.7	¥89.0	¥82.0	¥175.0	¥46.1	¥1,335.2
Net interest income	(1.4)	0.3	(0.2)	27.8	28.0	9.7	19.6	30.4	46.8	665.8
Net non-interest income	110.9	21.9	137.3	17.9	20.7	79.3	62.4	144.6	(0.7)	669.4
General and administrative expenses	(88.1)	(19.1)	(109.8)	(13.7)	(19.5)	(62.0)	(62.0)	(126.7)	8.7	(671.3)
Other profit(1)	(1.3)	—	(2.1)	0.7	8.7	(6.8)	(14.1)	(20.5)	(77.0)	(102.5)

Consolidated net business profit(2)(5)	¥20.1	¥3.1	¥25.2	¥32.7	¥37.9	¥20.2	¥5.9	¥27.8	¥(22.2)	¥561.4

For the six months ended September 30, 2010:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥190.2	¥220.7	¥99.0	¥88.8	¥251.7	¥(11.8)	¥838.6	¥955.6
Net interest income	170.0	138.1	65.4	53.7	73.9	(12.8)	488.3	561.3
Net non-interest income	20.2	82.6	33.6	35.1	177.8	1.0	350.3	394.3
General and administrative expenses	(143.4)	(109.5)	(17.7)	(29.0)	(8.9)	(36.8)	(345.3)	(413.1)
Other profit(1)	—	—	—	—	—	—	—	(19.3)

Consolidated net business profit(2)(5)	¥46.8	¥111.2	¥81.3	¥59.8	¥242.8	¥(48.6)	¥493.3	¥523.2

	Securities			Leasing		Credit Card			Others	Total
	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Finance & Leasing	Total(3)	Sumitomo Mitsui Card	Cedyna(4)	Total(3)
	(In billions)
Gross profit	¥104.6	¥26.3	¥131.5	¥49.7	¥50.3	¥90.2	¥45.6	¥139.2	¥6.2	¥1,282.8
Net interest income	(1.5)	0.4	(0.7)	31.3	29.0	12.1	13.2	26.7	6.0	622.3
Net non-interest income	106.1	25.9	132.2	18.4	21.3	78.1	32.4	112.5	0.2	660.5
General and administrative expenses	(81.6)	(21.5)	(103.8)	(14.1)	(18.6)	(64.3)	(33.4)	(97.8)	5.7	(627.6)
Other profit(1)	—	—	(2.7)	(8.0)	(0.3)	(11.6)	(7.3)	(18.9)	(13.4)	(54.6)

Consolidated net business profit(2)(5)	¥23.0	¥4.8	¥25.0	¥27.6	¥31.4	¥14.3	¥4.9	¥22.5	¥(1.5)	¥600.6

(1)	Other profits in “Total” of each segment includes non-operating profits and losses of subsidiaries other than SMBC and ordinary profit of equity-method associates taking into account the ownership ratio.
(2)	The Group’s consolidated net business profit = SMBC’s business profit on a nonconsolidated basis, excluding the effect of the reversal of reserve for possible loan losses + ordinary profit of other consolidated subsidiaries (with adjustment for extraordinary items) + (ordinary profit of equity-method associates * ownership ratio)—internal transactions (such as dividends) under Japanese GAAP.

Consolidated net business profit of SMBC Nikko Securities Inc., SMBC Friend Securities Co., Ltd., Sumitomo Mitsui Finance and Leasing Co., Ltd., Sumitomo Mitsui Card Company, Limited, and Cedyna Financial Corporation is the operating profit of each company.

(3)	Total under each business segment includes the aggregation of the results from the operating units that were not separately identified (e.g., the difference between “Total” in Commercial Banking and “SMBC Total” consists of SMFG’s banking subsidiaries except SMBC, such as SMBC Europe, SMBC (China), Kansai Urban Banking Corporation and THE MINATO BANK, LTD.)
(4)	The results of Cedyna Financial Corporation for the six months ended September 30, 2010 include the SMFG Group’s ownership ratio of the first quarter of Cedyna Financial Corporation’s results and the full results of Cedyna Financial Corporation for the second quarter.
(5)	The SMFG Group’s total credit cost (reversal) for the six months ended September 30, 2011 and 2010 were ¥28.0 billion and ¥105.8 billion, respectively, of which ¥8.6 billion and ¥71.8 billion were for Commercial Banking, ¥1.8 billion and ¥0.1 billion were for Securities, ¥(3.6) billion and ¥3.2 billion were for Leasing, and ¥20.7 billion and ¥20.0 billion were for Credit Card. Total credit cost consists of credit cost and gains on recoveries of written-off claims. Credit cost of SMBC and gains on recoveries of written-off claims were not included in consolidated net business profit, but in “Loans and advances” in the reconciliation table in the section “Reconciliation of Segmental Results of Operations to Consolidated Income Statements.”

Reconciliation of Segmental Results of Operations to Consolidated Income Statements

The figures provided in the tables above are calculated by aggregating the figures used for management reporting under Japanese GAAP for each segment. The total amount of net business profits that is calculated by each segment based on the internal managerial data is reconciled to profit before tax reported in the consolidated financial statements as shown in the following table:

	Reconciliation between Consolidated net business profit and Profit before tax
For the six months ended September 30, 2011	Reconciliation between Management reporting and Japanese GAAP	Differences between IFRS and Japanese GAAP	Total
	(In billions)
Consolidated net business profit	¥561.4		¥561.4

Scope of consolidation	41.9	¥1.4	43.3
Derivative financial instruments	—	4.0	4.0
Investment securities	(46.1)	(86.0)	(132.1)
Loans and advances	(2.5)	16.5	14.0
Investments in associates and joint ventures	(3.9)	12.4	8.5
Property, plant and equipment	(1.1)	1.9	0.8
Defined benefit plans	(16.1)	18.0	1.9
Foreign currency translation	—	24.9	24.9
Lease accounting	—	(5.2)	(5.2)
Others	11.8	4.2	16.0

Profit before tax under Japanese GAAP	¥545.4

Total differences between IFRS and Japanese GAAP		¥(7.9)

Profit before tax under IFRS			¥537.5

	Reconciliation between Consolidated net business profit and Profit before tax
For the six months ended September 30, 2010	Reconciliation between Management reporting and Japanese GAAP	Differences between IFRS and Japanese GAAP	Total
	(In billions)
Consolidated net business profit	¥600.6		¥600.6

Scope of consolidation	42.2	¥24.3	66.5
Derivative financial instruments	—	133.8	133.8
Investment securities	(18.3)	(42.4)	(60.7)
Loans and advances	(46.5)	32.9	(13.6)
Investments in associates and joint ventures	(5.1)	(13.2)	(18.3)
Property, plant and equipment	(2.9)	0.6	(2.3)
Defined benefit plans	(19.3)	24.1	4.8
Foreign currency translation	—	14.9	14.9
Lease accounting	—	(4.9)	(4.9)
Others	(2.5)	4.6	2.1

Profit before tax under Japanese GAAP	¥548.2

Total differences between IFRS and Japanese GAAP		¥174.7

Profit before tax under IFRS			¥722.9

5	TRADING ASSETS

Trading assets at September 30, 2011 and March 31, 2011 consisted of the following:

	At September 30, 2011	At March 31, 2011
	(In millions)
Debt instruments	¥4,347,645	¥3,105,897
Equity instruments	209,289	209,256

Total trading assets	¥4,556,934	¥3,315,153

Trading debt instruments mainly consist of Japanese government bonds, Japanese municipal bonds, and commercial paper. Trading equity instruments mainly consist of investment funds and Japanese listed stocks.

6	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments include futures, forwards, swaps, options and other types of derivative contracts, which are transactions listed on exchanges or over-the-counter transactions. In the normal course of business, the SMFG Group enters into a variety of derivatives for trading and risk management purposes. The SMFG Group uses derivatives for trading activities, which include facilitating customer transactions, market-making and arbitrage activities. The SMFG Group also uses derivatives to reduce its exposures to market and credit risks as part of its asset and liability management, but does not apply hedge accounting.

Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange rates, equities, bonds, commodities, credit spreads and other indices. The SMFG Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate futures, interest rate swaps and interest rate swaptions. Currency derivatives include currency swaps, foreign exchange forward transactions and currency options.

The table below represents the derivative financial instruments by type and purpose of derivative at September 30, 2011 and March 31, 2011.

	At September 30, 2011
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥463,017,995	¥3,381,741	¥3,386,938	¥43,558,959	¥499,149	¥475,792
Futures	54,646,860	30,807	29,655	6,581,908	11	155
Listed Options	230,846	339	113	—	—	—
Forwards	13,964,432	3,448	2,657	—	—	—
Swaps	352,375,615	3,265,662	3,233,881	36,503,425	495,001	475,326
OTC Options	41,800,242	81,485	120,632	473,626	4,137	311
Currency derivatives	62,875,022	1,240,494	1,321,876	3,936,831	496,318	7,668
Futures	112,232	—	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	35,453,508	744,911	524,330	142,330	154	333
Swaps	20,386,087	28,991	473,513	3,794,501	496,164	7,335
OTC Options	6,923,195	466,592	324,033	—	—	—
Equity derivatives	623,073	39,191	40,817	7,482	357	97
Futures	202,457	1,622	1,749	—	—	—
Listed Options	13	1	12	—	—	—
Forwards	17,141	435	—	—	—	—
Swaps	—	—	—	7,482	357	97
OTC Options	403,462	37,133	39,056	—	—	—
Commodity derivatives	836,857	68,673	34,003	—	—	—
Futures	138,894	5,653	5,772	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	678,410	62,700	27,333	—	—	—
OTC Options	19,553	320	898	—	—	—
Credit derivatives	2,041,055	12,928	33,176	—	—	—

Total derivative financial instruments	¥529,394,002	¥4,743,027	¥4,816,810	¥47,503,272	¥995,824	¥483,557

(1)	Derivative instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but does not apply hedge accounting under IFRS.

	At March 31, 2011
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥495,845,898	¥2,968,609	¥2,959,420	¥48,188,973	¥365,694	¥349,570
Futures	72,265,454	21,292	23,412	10,942,193	535	1,181
Listed Options	525,276	43	60	—	—	—
Forwards	19,541,028	5,881	5,843	—	—	—
Swaps	356,353,932	2,847,841	2,802,926	36,772,822	363,507	347,805
OTC Options	47,160,208	93,552	127,179	473,958	1,652	584
Currency derivatives	78,968,925	1,113,735	1,258,206	2,797,985	362,640	28,376
Futures	8,980	1	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	50,715,913	561,155	462,277	9,616	—	173
Swaps	20,596,772	99,389	473,836	2,788,369	362,640	28,203
OTC Options	7,647,260	453,190	322,093	—	—	—
Equity derivatives	577,385	46,910	45,496	21,521	455	1,083
Futures	177,990	5,583	3,584	—	—	—
Listed Options	10,657	116	203	—	—	—
Forwards	—	—	—	—	—	—
Swaps	—	—	—	21,521	455	1,083
OTC Options	388,738	41,211	41,709	—	—	—
Commodity derivatives	377,569	102,587	61,839	—	—	—
Futures	10,140	113	117	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	340,733	100,954	60,451	—	—	—
OTC Options	26,696	1,520	1,271	—	—	—
Credit derivatives	2,296,589	15,343	21,271	—	—	—

Total derivative financial instruments	¥578,066,366	¥4,247,184	¥4,346,232	¥51,008,479	¥728,789	¥379,029

(1)	Derivative instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but does not apply hedge accounting under IFRS.

Credit derivatives

The SMFG Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The tables below provide information regarding the notional amounts and the fair value of credit derivatives by purpose.

	At September 30, 2011
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing our credit risk portfolio	¥358,604	¥1,315	¥99	¥492,258	¥585	¥20,467
Trading purposes	38,284	743	2	56,553	1	1,947
Facilitating client transactions	547,678	10,049	221	547,678	235	10,440

Total	¥944,566	¥12,107	¥322	¥1,096,489	¥821	¥32,854

	At March 31, 2011
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing our credit risk portfolio	¥503,677	¥569	¥319	¥576,875	¥1,100	¥7,379
Trading purposes	29,764	169	29	35,061	37	204
Facilitating client transactions	575,606	13,261	173	575,606	207	13,167

Total	¥1,109,047	¥13,999	¥521	¥1,187,542	¥1,344	¥20,750

The following table summarizes the notional amounts of the SMFG Group’s credit derivative portfolio by type of counterparty at September 30, 2011 and March 31, 2011.

	At September 30, 2011		At March 31, 2011
	Notional amounts		Notional amounts
Type of counterparty	Protection purchased	Protection sold	Protection purchased	Protection sold
	(In millions)
Banks and broker-dealers	¥648,610	¥1,096,489	¥787,784	¥1,187,542
Insurance and other financial guaranty firms	295,956	—	321,263	—

Total	¥944,566	¥1,096,489	¥1,109,047	¥1,187,542

7	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss at September 30, 2011 and March 31, 2011 consisted of the following:

	At September 30, 2011	At March 31, 2011
	(In millions)
Debt instruments	¥2,015,855	¥1,995,810
Equity instruments	131,675	136,538

Total financial assets at fair value through profit or loss	¥2,147,530	¥2,132,348

The SMFG Group classifies the entire hybrid instrument at fair value through profit or loss when the SMFG Group is required to separate an embedded derivative from its host contract, but is unable to measure the embedded derivative separately either at acquisition or at the end of a subsequent reporting period.

The SMFG Group also classifies certain financial assets held by a venture capital investment subsidiary as financial assets at fair value through profit or loss. These financial assets are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy.

8	INVESTMENT SECURITIES

Investment securities at September 30, 2011 and March 31, 2011 consisted of the following:

	At September 30, 2011	At March 31, 2011
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥4,478,313	¥3,763,715
Japanese municipal bonds	174,149	171,516
Japanese corporate bonds	241,434	246,609

Total domestic	4,893,896	4,181,840

Total held-to-maturity investments	¥4,893,896	¥4,181,840

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥19,092,290	¥20,223,478
Japanese municipal bonds	308,892	372,751
Japanese corporate bonds	355,475	413,467
Other debt instruments	116,983	205,222
Equity instruments	2,625,989	2,885,397

Total domestic	22,499,629	24,100,315

Foreign:
U.S. Treasury and other U.S. government agencies bonds	841,450	4,283,260
Other governments and official institutions bonds	546,884	1,265,922
Mortgage-backed securities	241,248	205,844
Other debt instruments	268,378	293,573
Equity instruments	285,205	331,352

Total foreign	2,183,165	6,379,951

Total available-for-sale financial assets	¥24,682,794	¥30,480,266

Total investment securities	¥29,576,690	¥34,662,106

9	LOANS AND ADVANCES

The following are the principal components of loans and advances at September 30, 2011 and March 31, 2011 by industry classification.

	At September 30, 2011	At March 31, 2011
	(In millions)
Domestic:
Manufacturing	¥8,620,838	¥8,344,261
Agriculture, forestry, fisheries and mining	135,374	162,727
Construction	1,291,536	1,327,475
Transportation, communications and public enterprises	4,093,143	4,036,780
Wholesale and retail	5,408,613	5,616,084
Finance and insurance	2,526,175	2,568,670
Real estate and goods rental and leasing	8,047,261	8,281,048
Services	4,206,845	4,316,724
Municipalities	1,252,763	1,440,167
Lease financing	2,069,347	2,205,451
Consumer(1)	18,365,980	18,552,987
Others	5,899,999	4,378,791

Total domestic	61,917,874	61,231,165

Foreign:
Public sector	94,023	83,109
Financial institutions	2,093,605	1,794,794
Commerce and industry	9,351,099	8,949,629
Lease financing	182,014	172,361
Others	550,175	528,847

Total foreign	12,270,916	11,528,740

Gross loans and advances	74,188,790	72,759,905
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(147,119)	(152,443)
Less: Allowance for loan losses	(1,455,057)	(1,587,133)

Net loans and advances	¥72,586,614	¥71,020,329

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,517,998 million and ¥14,577,945 million at September 30, 2011 and March 31, 2011, respectively.

Reconciliation of allowance for loan losses is as follows:

	For the six months ended September 30,
	2011	2010
	(In millions, except percentages)
Allowance for loan losses at beginning of period	¥1,587,133	¥1,533,555
Provision for loan losses	9,135	66,879
Charge-offs:
Domestic	126,958	72,759
Foreign	11,535	15,853

Total	138,493	88,612

Recoveries:
Domestic	1,212	1,205
Foreign	36	105

Total	1,248	1,310

Net charge-offs	137,245	87,302
Others(1)	(3,966)	(8,534)

Allowance for loan losses at end of period	¥1,455,057	¥1,504,598

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥108,612	¥121,797

Balance at end of period	¥103,493	¥112,028

Provision for loan losses	¥13,705	¥14,201

Ratio of net charge-offs to average loans outstanding for the six months	0.19%	0.12%

(1)	Others mainly includes foreign exchange translations.

10	DEPOSITS

Deposits at September 30, 2011 and March 31, 2011 consisted of the following:

	At September 30, 2011	At March 31, 2011
	(In millions)
Non-interest-bearing demand deposits	¥12,435,042	¥12,887,647
Interest-bearing deposits:
Demand deposits	32,961,182	33,437,191
Deposits at notice	5,017,002	4,931,392
Time deposits	27,040,526	26,882,486
Negotiable certificates of deposit	9,207,422	8,366,323
Others	3,617,012	3,964,059

Total deposits	¥90,278,186	¥90,469,098

Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

11	TRADING LIABILITIES

Trading liabilities at September 30, 2011 and March 31, 2011 consisted of the following:

	At September 30, 2011	At March 31, 2011
	(In millions)
Debt instruments “short position”	¥1,780,836	¥1,622,849
Equity instruments “short position”	1,571	1,069

Total trading liabilities	¥1,782,407	¥1,623,918

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of Japanese listed stocks.

12	BORROWINGS

Short-term borrowings and long-term borrowings (with original maturities of more than one year) at September 30, 2011 and March 31, 2011 consisted of the following:

	At September 30, 2011	At March 31, 2011
	(In millions)
SMBC:
Short-term borrowings	¥4,607,171	¥4,084,858
Long-term borrowings:
Unsubordinated
Floating rate borrowing	296,252	319,225
Fixed rate borrowing	28,033	10,048
Subordinated
Floating rate borrowing	5,000	5,000
Fixed rate borrowing	341,000	341,000

Total SMBC	5,277,456	4,760,131

Other subsidiaries:
Short-term borrowings	3,150,919	4,401,984
Long-term borrowings:
Unsubordinated
Floating rate borrowing	908,135	878,140
Fixed rate borrowing	799,469	864,906
Subordinated
Floating rate borrowing	13,241	25,233

Total other subsidiaries	4,871,764	6,170,263

Liabilities associated with securitization transactions:
Floating rate borrowing	128,615	162,880
Fixed rate borrowing	1,324,078	1,390,107

Total liabilities associated with securitization transactions	1,452,693	1,552,987

Lease obligations	63,048	64,977

Total borrowings	¥11,664,961	¥12,548,358

13	DEBT SECURITIES IN ISSUE

Debt securities in issue at September 30, 2011 and March 31, 2011 consisted of the following:

	At September 30, 2011	At March 31, 2011
	(In millions)
SMBC:
Commercial paper	¥402,808	¥378,120
Bonds	1,717,301	1,593,466
Subordinated bonds	1,947,899	2,030,266

Total SMBC	4,068,008	4,001,852

Other subsidiaries:
Commercial paper	1,392,841	1,641,214
Bonds	153,011	113,523
Subordinated bonds	140,200	125,799
Other	8,804	8,000

Total other subsidiaries	1,694,856	1,888,536

Total debt securities in issue	¥5,762,864	¥5,890,388

14	SHAREHOLDERS’ EQUITY

Common Stock

The number of issued shares of common stock and common stock held by SMFG or its consolidated subsidiaries and associates at September 30, 2011 and March 31, 2011 was as follows:

	At September 30, 2011	At March 31, 2011
Shares outstanding	1,414,055,625	1,414,055,625
Shares in treasury(1)	17,267,675	32,581,914

(1)	The main reason for a decrease of shares in treasury is that SMFG Card & Credit, a wholly-owned subsidiary of SMFG, delivered shares of SMFG common stock to shareholders of Cedyna in connection with making Cedyna a wholly-owned subsidiary of SMFG Card & Credit through a share exchange on May 1, 2011.

The total number of authorized shares of common stock at September 30, 2011 and March 31, 2011 were 3,000 million with no stated value.

Preferred Stock

The preferred stock at September 30, 2011 and March 31, 2011 consisted of the following:

		Number of shares
	Aggregate amount	Authorized	Issued	Liquidation value per share
	(In millions)			(In yen)
At September 30, 2011:
Type 5 preferred stock	¥—	167,000	—	¥—
Type 6 preferred stock(1)	—	70,001	—	—
Type 7 preferred stock	—	167,000	—	—
Type 8 preferred stock	—	115,000	—	—
Type 9 preferred stock	—	115,000	—	—

At March 31, 2011:
Type 5 preferred stock	¥—	167,000	—	¥—
Type 6 preferred stock	210,003	70,001	70,001	3,000,000
Type 7 preferred stock	—	167,000	—	—
Type 8 preferred stock	—	115,000	—	—
Type 9 preferred stock	—	115,000	—	—

(1)	SMFG acquired and canceled all of the Type 6 preferred stocks on April 1, 2011.

All the preferred stocks have no stated value. The numbers in “Aggregate amount” in the tables above represent the initial proceeds upon issuance.

15	NON-CONTROLLING INTERESTS

Non-controlling interests at September 30, 2011 and March 31, 2011 consisted of the following:

	At September 30, 2011	At March 31, 2011
	(In millions)
Preferred securities issued by subsidiaries	¥1,564,359	¥1,593,619
Others	443,921	455,043

Total non-controlling interests	¥2,008,280	¥2,048,662

16	IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges on financial assets for the six months ended September 30, 2011 and 2010 consisted of the following:

	For the six months ended September 30,
	2011	2010
	(In millions)
Loans and advances(1)	¥9,135	¥66,879
Available-for-sale financial assets	122,959	71,627

Total impairment charges on financial assets	¥132,094	¥138,506

(1)	Cross-reference to provision for loan losses in Note 9 “Loans and Advances.”

17	EARNINGS PER SHARE

The following shows the income and share data used in the basic and diluted earnings per share calculations for the six months ended September 30, 2011 and 2010.

	For the six months ended September 30,
	2011	2010
	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of SMFG	¥261,221	¥390,732
Dividend payable on preferred stock classified as equity	—	(3,098)

Profit attributable to the common shareholders of SMFG	¥261,221	¥387,634

Weighted average number of common stock in issue (in thousands of shares)	1,394,237	1,396,979

Basic earnings per share	¥187.36	¥277.48

	For the six months ended September 30,
	2011	2010
	(In millions, except number of shares and per share data)
Diluted:
Profit attributable to the common shareholders of SMFG	¥261,221	¥387,634
Dilutive impact of convertible instruments issued by associate	—	(158)

Net profit used to determine diluted earnings per share	¥261,221	¥387,476

Weighted average number of common stock in issue (in thousands of shares)	1,394,237	1,396,979
Adjustments for stock options (in thousands of shares)	132	12

Weighted average number of common stock for diluted earnings per shares (in thousands of shares)	1,394,369	1,396,991

Diluted earnings per share	¥187.34	¥277.36

Stock options granted to certain directors and employees have an effect on the potential common stock. 108,100 stock options of the total number were antidilutive and not included in the calculation of diluted earnings per share for the six months ended September 30, 2011 and 2010.

18	DEFERRED DAY ONE PROFIT AND LOSS

The aggregate deferred day one profit and loss yet to be recognized in profit or loss at beginning and end of period, and a reconciliation of changes in the balances were as follows:

	For the six months ended September 30,
	2011	2010
	(In millions)
Balance at beginning of period	¥4,051	¥6,546
Released to profit or loss	(1,251)	(1,251)

Balance at end of period	¥2,800	¥5,295

The SMFG Group has entered into transactions where the fair value is determined using valuation techniques for which not all inputs are observable in the market. The difference between the transaction price and the fair value that would be determined at initial recognition using a valuation technique is referred to as “day one profit and loss,” which is not recognized immediately in the consolidated income statement. The table above shows the “day one profit and loss” balances, all of which are derived from financial assets at fair value through profit or loss. The release to profit or loss is due to the amortization of the deferred day one profit and loss over the life of the instruments.

19	DIVIDENDS PER SHARE

The dividends recognized by the SMFG Group for the six months ended September 30, 2011 and 2010 were as follows:

	Dividends per share	Aggregate amount
	(In yen)	(In millions)
For the six months ended September 30, 2011:
Common stock	¥50	¥69,073
1st series Type 6 preferred stock	44,250	3,098

For the six months ended September 30, 2010:
Common stock	55	76,834
1st series Type 6 preferred stock	44,250	3,098

In November 2011, the board of directors approved a dividend of ¥50 per share of common stock totaling ¥69,840 million in respect of the six months ended September 30, 2011. The consolidated financial statements for the six months ended September 30, 2011 do not include this dividend payable.

20	CONTINGENCY AND CAPITAL COMMITMENTS

Legal Proceedings

The SMFG Group is engaged in various legal proceedings in Japan and a number of overseas jurisdictions, involving claims by and against it, which arise in the normal course of business. The SMFG Group does not expect that the outcome of these proceedings will have a significant adverse effect on the consolidated financial statements of the SMFG Group. The SMFG Group has recorded adequate provisions with respect to litigation arising out of normal business operations. The SMFG Group has not disclosed any contingent liability associated with these legal actions because it is not practical to do so.

Capital Commitments

At September 30, 2011 and March 31, 2011, the SMFG Group had ¥2,749 million and ¥1,926 million, respectively, of contractual commitments to acquire intangible assets, such as software. In addition, the SMFG Group had ¥6,578 million and ¥8,786 million of contractual commitments to acquire property, plant and equipment at September 30, 2011 and March 31, 2011, respectively. The SMFG Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

Loan Commitments

Loan commitment contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. Since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which the SMFG Group can reject an application from customers or reduce the contract amounts in the event that economic conditions change, the SMFG Group needs to secure claims, or other events occur.

Financial Guarantees and Other Credit Related Contingent Liabilities

Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of the debt instrument. Other credit related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, financial guarantees and other credit related contingent liabilities at September 30, 2011 and March 31, 2011.

	At September 30, 2011	At March 31, 2011
	(In millions)
Loan commitments	¥41,702,888	¥42,743,780
Financial guarantees and other credit related contingent liabilities	4,822,953	4,810,931

Total	¥46,525,841	¥47,554,711

21	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair values stated below represent the best possible estimates based on a range of methods and assumptions. In determining the fair value of financial assets and liabilities, the SMFG Group gives the highest priority to a quoted market price in an active market. If such prices are not available, it establishes fair value using valuation techniques. The valuation techniques, if used, make maximum use of observable inputs, and rely as little as possible on unobservable inputs.

The table below presents the carrying amounts of financial assets and liabilities presented on the SMFG Group’s consolidated statements of financial position at September 30, 2011 and March 31, 2011, together with the associated fair value.

		At September 30, 2011		At March 31, 2011
	Notes	Carrying amount	Fair value	Carrying amount	Fair value
		(In millions)
Financial assets:
Cash and deposits with banks:
Cash and non-interest-earning deposits	a	¥3,237,066	¥3,236,911	¥5,658,273	¥5,658,273
Interest-earning deposits with banks	a	3,746,341	3,746,117	3,778,085	3,777,707
Call loans and bills bought:
Call loans	a	974,555	974,258	825,923	825,791
Bills bought	a	20,262	20,235	36,744	36,721
Reverse repurchase agreements and cash collateral on securities borrowed	a	4,143,536	4,143,740	5,051,053	5,051,093
Trading assets	b	4,556,934	4,556,934	3,315,153	3,315,153
Derivative financial instruments	b	5,738,851	5,738,851	4,975,973	4,975,973
Financial assets at fair value through profit or loss	b	2,147,530	2,147,530	2,132,348	2,132,348
Investment securities:
Held-to-maturity investments	c	4,893,896	4,964,639	4,181,840	4,242,131
Available-for-sale financial assets	b	24,682,794	24,682,794	30,480,266	30,480,266
Loans and advances	a	72,586,614	74,057,399	71,020,329	72,480,758
Other financial assets	a	1,918,573	1,915,613	1,496,409	1,486,953
Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits, and deposits at notice	d	¥50,413,226	¥50,413,158	¥51,256,230	¥51,256,191
Other deposits	d	39,864,960	39,879,380	39,212,868	39,228,549
Call money and bills sold:
Call money	d	1,605,705	1,605,707	2,629,407	2,629,407
Bills sold		—	—	—	—
Repurchase agreements and cash collateral on securities lent	d	3,541,963	3,541,963	6,439,598	6,439,598
Trading liabilities	b	1,782,407	1,782,407	1,623,918	1,623,918
Derivative financial instruments	b	5,300,367	5,300,367	4,725,261	4,725,261
Borrowings	d	11,664,961	11,762,284	12,548,358	12,652,650
Debt securities in issue	d	5,762,864	5,887,835	5,890,388	5,983,912
Other financial liabilities	d	4,248,080	4,246,274	4,063,020	4,060,891

Notes:

a.	(i)	The carrying amounts of deposits with banks without maturity and loans with no specified repayment dates represent a reasonable estimate of fair value as these financial instruments are short-term in nature.

	(ii)	Financial assets with a remaining maturity of 6 months or less: The carrying amounts represent a reasonable estimate of fair value.

	(iii)	Financial assets with a remaining maturity of more than 6 months: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account factors such as counterparties’ credit ratings, pledged collateral, market interest rates, and an overhead ratio. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.

Note that some of the financial assets in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.

b.	The carrying amounts of financial instruments which are classified as trading assets and trading liabilities, derivative financial instruments, financial assets at fair value through profit or loss, and available-for-sale financial assets are measured at fair value. Further description and analysis of these fair values, including the detailed valuation techniques, are set out below.
c.	The fair values for held-to-maturity investments are determined using quoted prices in active markets.

d.	(i)	The carrying amounts of demand deposits and deposits without maturity represent reasonable estimates of fair value as these financial instruments are short-term in nature.

	(ii)	Financial liabilities with a remaining maturity of 6 months or less: The carrying amounts represent a reasonable estimate of fair value.

	(iii)	Financial liabilities with a remaining maturity of more than 6 months: The fair values are, in principle, based on the present values of future cash flows calculated using the refinancing rate applied to the same type of instruments for similar remaining maturities. The fair values of debt securities in issue are based on the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMBC and publicly-offered subordinated bonds published by securities firms.

Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.

Valuation Control

The SMFG Group undertakes a valuation process based on its valuation control framework, which governs internal control standards, methodologies, and procedures to ensure that the fair values are determined or validated independently of the front office.

The SMFG Group uses valuation techniques commonly used by market participants to price the financial instruments and that have been demonstrated to provide reliable estimates of prices obtained in actual market transactions. The valuation techniques include the discounted cash flow method, option pricing models and reference to the current fair value of another instrument that is substantially the same. Key adjustments, such as bid-ask spread, liquidity risk and credit risk adjustments are also taken into account to derive fair values.

Where valuation techniques are used to determine fair values, they are validated and reviewed. In principal banking subsidiaries, their risk management departments review significant valuation methodologies at least once a year, and recalibrate model parameters and inputs to ensure the appropriate estimation of fair value. These departments are independent from the business units and have a specific group who reviews these techniques. In addition, their accounting departments are responsible for ensuring that the accounting policies and procedures to determine the fair values are in compliance with relevant accounting standards.

Fair Value Hierarchy

The financial assets and liabilities carried at fair value were categorized under the three levels of the fair value hierarchy as follows:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and

•	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The following table presents the carrying amounts of the financial instruments held at fair value across the three levels of the fair value hierarchy at September 30, 2011 and March 31, 2011.

	At September 30, 2011
	Quoted market price in an active market (Level 1)	Valuation techniques - observable inputs (Level 2)	Valuation techniques - significant unobservable inputs (Level 3)	Total
	(In millions)
Assets:
Trading assets	¥3,567,007	¥913,703	¥76,224	¥4,556,934
Derivative financial instruments	38,910	5,699,899	42	5,738,851
Financial assets at fair value through profit or loss	1,428	1,882,874	263,228	2,147,530
Available-for-sale financial assets	22,536,684	1,479,925	666,185	24,682,794
Others(1)	—	18,009	—	18,009

Liabilities:
Trading liabilities	¥1,775,524	¥6,883	¥—	¥1,782,407
Derivative financial instruments	37,708	5,242,476	20,183	5,300,367
Others(1)	—	(915)	—	(915)

	At March 31, 2011
	Quoted market price in an active market (Level 1)	Valuation techniques - observable inputs (Level 2)	Valuation techniques - significant unobservable inputs (Level 3)	Total
	(In millions)
Assets:
Trading assets	¥2,372,361	¥854,576	¥88,216	¥3,315,153
Derivative financial instruments	29,296	4,946,607	70	4,975,973
Financial assets at fair value through profit or loss	849	1,858,710	272,789	2,132,348
Available-for-sale financial assets	28,158,217	1,642,839	679,210	30,480,266
Others(1)	—	13,833	—	13,833

Liabilities:
Trading liabilities	¥1,611,475	¥12,443	¥—	¥1,623,918
Derivative financial instruments	29,542	4,688,368	7,351	4,725,261
Others(1)	—	(4,255)	—	(4,255)

(1)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

There were no significant transfers between Level 1 and Level 2 for the six months ended September 30, 2011.

The following table presents a reconciliation from the beginning to the ending balances for those assets and liabilities that are measured in the consolidated statement of financial position at fair value based on a valuation technique for which one or more significant inputs are not based on observable market data (Level 3) for the six months ended September 30, 2011 and 2010.

	Trading assets	Derivative financial instruments	Financial assets at fair value through profit or loss	Available-for-sale financial assets	Total
	(In millions)
At April 1, 2011	¥88,216	¥(7,281)	¥272,789	¥679,210	¥1,032,934

Total gains (losses)	(10,340)	(8,386)	(5,659)	(5,540)	(29,925)
In profit (loss)	(3,651)	(9,591)	(5,659)	(8,129)	(27,030)
In other comprehensive income (loss)	(6,689)	1,205	—	2,589	(2,895)

Purchases	101	20	239	27,405	27,765
Sales	(1,753)	—	(617)	(22,299)	(24,669)
Settlements	—	(4,494)	(1,226)	(12,698)	(18,418)
Transfers into Level 3	—	—	172	116	288
Transfers out of Level 3	—	—	(2,470)	(9)	(2,479)

At September 30, 2011	¥76,224	¥(20,141)	¥263,228	¥666,185	¥985,496

	Trading assets	Derivative financial instruments	Financial assets at fair value through profit or loss	Available-for-sale financial assets	Total
	(In millions)
At April 1, 2010	¥77,553	¥(7,387)	¥260,339	¥699,933	¥1,030,438

Total gains (losses)	(8,153)	55	(9,476)	(37,511)	(55,085)
In profit (loss)	217	(1,007)	(9,476)	(15,836)	(26,102)
In other comprehensive income (loss)	(8,370)	1,062	—	(21,675)	(28,983)

Purchases	19,023	—	24,003	40,126	83,152
Sales	(249)	—	(217)	(14,846)	(15,312)
Settlements	—	(3,782)	(49)	(15,728)	(19,559)

Transfers out of Level 3	—	—	(14)	(71)	(85)

At September 30, 2010	¥88,174	¥(11,114)	¥274,586	¥671,903	¥1,023,549

The following table shows the gains or losses included in profit or loss for the Level 3 assets and liabilities held at the end of the period for the six months ended September 30, 2011 and 2010.

	Trading assets	Derivative financial instruments	Financial assets at fair value through profit or loss	Available-for-sale financial assets	Total
	(In millions)
Total gains (losses) included in profit (loss) for assets and liabilities held at September 30, 2011	¥(3,651)	¥(9,546)	¥(5,713)	¥(11,114)	¥(30,024)
Total gains (losses) included in profit (loss) for assets and liabilities held at September 30, 2010	217	(1,007)	(9,494)	(12,630)	(22,914)

Gains or losses included in profit or loss are presented in net trading income, net income from financial assets at fair value through profit or loss, net investment income, and impairment charges on financial assets.

	Net trading income (loss)	Net income (loss) from financial assets at fair value through profit or loss	Net investment income	Impairment charges on financial assets	Total
	(In millions)
For the six months ended September 30, 2011:
Total gains (losses) included in profit (loss)	¥(13,242)	¥(5,659)	¥6,287	¥(14,416)	¥(27,030)

Total gains (losses) included in profit (loss) for assets and liabilities held at September 30, 2011	(13,197)	(5,713)	3,302	(14,416)	(30,024)

For the six months ended September 30, 2010:
Total gains (losses) included in profit (loss)	(790)	(9,476)	645	(16,481)	(26,102)

Total gains (losses) included in profit (loss) for assets and liabilities held at September 30, 2010	(790)	(9,494)	3,851	(16,481)	(22,914)

Valuation Techniques

Financial instruments which are classified as trading assets and liabilities, derivative financial instruments, financial assets at fair value through profit or loss, and available-for-sale financial assets are measured at fair value in the consolidated statement of financial position. These instruments are measured at fair value using a quoted market price, if they are traded in an active market, or, for others, using the fair value measurement techniques as discussed below.

Trading assets and trading liabilities

Debt and equity instruments traded in an active market are measured at fair value using a quoted market price in such a market and they are classified as Level 1. If a quoted market price is not available, they are measured by using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another instrument that is substantially the same, based on inputs such as prices obtained from brokers, observable interest rates and spreads. These financial instruments are classified as Level 2.

Certain investment funds classified as held for trading are measured at fair value determined based on the unit price, calculated by fund administrators. The unit price is determined based on net asset value, market approach or income approach, which may use significant unobservable inputs. In such a case, the funds are classified as Level 3.

Commercial paper is measured at fair value using the discounted cash flow method, where primary inputs are observable interest rates and credit spreads, inferred from the prevailing market rates. Therefore, commercial paper is classified as Level 2.

Derivative financial instruments

Listed derivatives (including interest rate, bonds, stocks and commodities) are measured at fair value using the settlement price announced by the major exchange on which transactions are traded because the settlement price in the exchange reflects the most current transaction price, and is readily and regularly available from the exchange. Listed derivatives are classified as Level 1.

The Over-the-Counter (“OTC”) derivatives (non-exchange traded derivatives) are measured at fair value using valuation techniques such as the present value of estimated future cash flows and option pricing models, generally based on observable interest rates, foreign exchange, commodities, stock prices and other factors as inputs. The valuation models for some complex transactions, such as the yield curve spread options, use inputs which are not directly observable in the market, such as historical correlation coefficients. However, as the impact of these unobservable inputs is insignificant to the fair value, the SMFG Group classifies most of those transactions as Level 2.

The credit loss protection scheme which the SMFG Group offers to Goldman Sachs (“GS”) is considered to be a credit derivative, where the underlying reference entities are the American and European corporate entities covered in the commitment line portfolio of the GS group. The fair value for this derivative is determined using an ordinary collateralized debt obligation (“CDO”) pricing model, commonly used in the financial markets. The SMFG Group takes some portions of the positions in subordinated and mezzanine tranches, which covers the first and second credit losses from the portfolio. The major inputs for this derivative are credit default swap (“CDS”) spread rates, correlation ratios of CDS indices for similar portfolios, and the expected additional commitment withdrawal ratio. Although CDS spread rates and correlation ratios are observable in an active market or available from brokers, this whole scheme is classified as Level 3 as the expected additional withdrawal ratio, which is considered to be a significant input, is not usually observable in the market and is estimated based on historical data.

In addition, the fair value of OTC derivatives incorporates both counterparty credit risk in relation to OTC derivative assets and own credit risk in relation to OTC derivative liabilities. The SMFG Group calculates the credit risk adjustment by applying the probability of default that reflects the counterparty’s or our own credit risk to the OTC derivative exposure and multiplying the result by the loss expected in the event of default. For the probability of default, the SMFG Group uses observable market data, where possible. The OTC derivative exposure used is determined taking into consideration the effect of master netting agreements and collateral.

Financial assets at fair value through profit or loss

The majority of debt instruments classified in this category are measured at fair value, using a valuation technique based on the observable prices in the market and they are classified as Level 2.

Some equity and debt instruments in this category are hybrid instruments which have both equity and debt features. These include preferred stocks and bonds with equity risk, such as convertible bonds, which are measured at fair value using various valuation models, such as the Monte Carlo Simulation and the binomial lattice model, if they are indexed to the market prices in a stock exchange. Those valuation models use the historical volatility of the listed stocks as an input, which are not observable in the market, resulting in these instruments being classified as Level 3. Other types of preferred stocks and other non-hybrid equity instruments are evaluated using fair value techniques for unlisted stocks, which are normally used for private equity investments. The SMFG Group calculates the fair values of these financial instruments based on the income approach or market approach using market multiples that are not usually observable in the market, and they are classified as Level 3.

Available-for-sale financial assets

(a)	Debt instruments

Debt instruments are measured at fair value using a quoted market price and classified as Level 1 if they are traded in an active market. Debt instruments are classified as Level 2 if they are measured at fair value using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another bond that is substantially the same based on inputs such as prices obtained from brokers, observable interest rates and spreads.

The fair value of some securitized products is calculated based on broker quotes. Since they are calculated using valuation techniques with inputs such as unobservable interest rates, foreign exchange and prices of credit products, these securitized products are classified as Level 3.

(b)	Equity instruments

Listed stocks are measured at fair value based on the market price at a stock exchange and classified as Level 1.

Unlisted common and preferred stocks in this category are measured at fair value using valuation techniques, similar to those described in “Financial assets at fair value through profit or loss” above.

Publicly offered investment trusts and funds are measured at fair value using a unit price or the market price on which such instruments are listed, and they are classified as Level 1. Instruments whose prices are not available in the market, such as privately offered investment trusts, are measured at fair value based on the unit price, which is usually regarded as an exit price, obtained from the fund administrator or investment management firm. In such a case, these investment trusts and funds are classified as Level 2. Other investment funds such as private equity and real estate investment funds are generally measured at fair value based on net asset value, which may include significant unobservable input. In such a case, the funds are classified as Level 3.

22	EVENTS AFTER THE STATEMENT OF FINANCIAL POSITION DATE

Acquisitions

On December 7, 2011, the SMFG Group purchased 91,020,096 shares of Promise common stock through a tender offer and made Promise a consolidated subsidiary of the SMFG Group. Promise which conducts a consumer loan business that consists mainly of unsecured loans to individuals, was previously an associate of the SMFG Group. The consideration for this tender offer consisted of a cash payment amounting to ¥70,996 million. Following the tender offer, on December 26, 2011, the SMFG Group subscribed to newly issued stock of Promise amounting to ¥120,000 million by a third-party allotment to strengthen Promise’s financial base. These transactions were the first in a series for making Promise a wholly owned subsidiary as announced by the SMFG Group on September 30, 2011. They will be followed by a share exchange to acquire the remaining outstanding stocks of Promise, which is expected to become effective on April 1, 2012.

Before the series of these transactions, the SMFG Group held 22.0% of the voting rights of Promise. The fair value of the SMFG Group’s equity interest in Promise held before the transactions was ¥21,699 million. The SMFG Group’s share of voting rights of Promise increased to 93.8% (88.2% equity interest) by the tender offer and to 97.8% (95.6% equity interest) after the subscription through the third-party allotment.

In advance of delivering shares of its common stock to the shareholders of Promise as consideration for the share exchange, SMFG repurchased 22,718,100 shares of its common stock for ¥50,000 million between December 2, 2011 and January 16, 2012. The remainder of shares of its common stock necessary for the share exchange is planned to be acquired by the effective date of the share exchange.

The SMFG Group determined that it would make Promise its wholly owned subsidiary in order to reinforce its consumer finance business, to enhance its earnings generation capacity promptly, and to effectively achieve the expansion of its consumer finance business centered on Promise.

Further information could not be disclosed as the initial accounting for the business combination is yet to be finalized due to the proximity of the acquisition date to the date of authorization for issue of the interim consolidated financial statements.

Changes in Japanese Corporation Tax Rates

On December 2, 2011, the Government of Japan promulgated (i) an amendment to the Corporation Tax Act and (ii) the Act on Special Measures Concerning Securing Necessary Financial Resources for Funding the Restoration from the Great East Japan Earthquake. Those laws will (i) reduce the Japanese national corporation tax rate by 4.5 percentage points from fiscal years beginning on or after April 1, 2012 but (ii) impose a 10% corporation surtax, i.e. an additional tax to be paid calculated as 10% of the corporation tax payable after the 4.5-percentage-point rate reduction, during the three fiscal years beginning on or after April 1, 2012 through to March 31, 2015. As a result, the effective statutory tax rate (including local taxes) of SMFG (currently 40.7%) would be reduced by approximately 2.7 percentage points during the three fiscal years from April 1, 2012 and by approximately 5.1 percentage points for the fiscal years from April 1, 2015.

The changes in the corporation tax rate were neither enacted nor substantively enacted at September 30, 2011. Accordingly, the changes have not been reflected in the consolidated financial statements for the six months ended September 30, 2011 but will be reflected in the consolidated financial statements for the fiscal year ending March 31, 2012. Since the SMFG Group recognized ¥874 billion of net deferred tax assets at September 30, 2011, of which almost all belonged to domestic entities, the SMFG Group expects that the tax rate reductions will decrease its net deferred tax assets and affect its income tax expense. A reasonable estimate of the effect on net deferred tax assets and income tax expense at and for the fiscal year ending March 31, 2012 cannot currently be made, because the effect will vary depending on the amount of temporary differences and tax losses carried forward at March 31, 2012 and the expected realization periods. The SMFG Group will evaluate the impact of the tax rate reductions in the process of preparing its consolidated financial statements for the fiscal year ending March 31, 2012.